    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 6, 1997.

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                               __________________

                                AMENDMENT NO. 3
                               (FINAL AMENDMENT)
                                       TO
                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                AND SCHEDULE 13D

                            VERSA TECHNOLOGIES, INC.
                           (NAME OF SUBJECT COMPANY)
                               _________________

                               APPLIED POWER INC.
                                   TVPA CORP.
                                   (BIDDERS)
                               _________________

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  925116-10-5
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                               _________________

                              ROBERT C. ARZBAECHER
                               APPLIED POWER INC.
                         13000 WEST SILVER SPRING DRIVE
                               BUTLER, WI  53007
                                 (414) 781-6600
                              (414) 781-0629 (FAX)

          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)
                               _________________

                                    COPY TO:

                          ANTHONY W. ASMUTH III, ESQ.
                                QUARLES & BRADY
                           411 EAST WISCONSIN AVENUE
                          MILWAUKEE, WISCONSIN  53202
                                 (414) 277-5000
                              (414) 271-3552 (FAX)

                                                             AMENDMENT NO. 3 TO
                                                             SCHEDULE 14D-1

CUSIP No. 925116-10-5

1. NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     TVPA Corp.
     39-1904753

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                    (a) [ ]
                    (b) [X]

3. SEC USE ONLY

4. SOURCES OF FUNDS

     AF (from Parent)

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUSANT TO ITEMS 2 (e) OR 2(f)

                    [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

7. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,429,424 (including 49,109 shares subject to guarantee of delivery)

8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                    [ ]

9 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     94.9%

10 TYPE OF REPORTING PERSON

     CO

                                                             AMENDMENT NO. 3 TO
                                                             SCHEDULE 14D-1

CUSIP No. 925116-10-5

1. NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Applied Power Inc.
     39-0168610

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                    (a) [ ]
                    (b) [X]

3. SEC USE ONLY

4. SOURCES OF FUNDS

     BK, WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUSANT TO ITEMS 2 (e) OR 2(f)

                    [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

     Wisconsin

7. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,429,424 (including 49,109 shares subject to guarantee of delivery)

8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                    [X] See Schedule II of the Offer to Purchase

9 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     94.9%

10 TYPE OF REPORTING PERSON

     CO

     This Amendment No. 3 (Final Amendment) constitutes the final amendment to the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on September 5, 1997, as amended (the "Schedule 14D-1"), relating to the tender offer by TVPA Corp., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Applied Power Inc., a Wisconsin corporation ("Parent"), to purchase all outstanding shares of common stock, par value $.01 per share (the "Common Stock"), including the associated rights to purchase Series A Junior Participating Preferred Stock (together with the Common Stock, the "Shares"), of Versa Technologies, Inc., a Delaware corporation (the "Company"), at a price of $24.625 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 5, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as either may be amended or supplemented from time to time, collectively constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned to them in the Offer to Purchase and the Schedule 14D-1.

     This filing also shall be deemed to satisfy the reporting requirements of
Section 13(d) of the Securities Exchange Act of 1934, as amended, with respect to all securities acquired by the Purchaser and Parent pursuant to the Offer as reported herein.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 4(a)-(b) of the Schedule 14D-1 is hereby amended and supplemented by adding thereto the following:

     As contemplated by the Commitment Letter, Parent has entered into a Credit Agreement (the "Credit Agreement") with the Lenders, dated as of October 3, 1997, providing for the Facility on substantially the terms and conditions set forth in the Summary of Terms and Conditions attached to the Commitment Letter. Borrowings under the Facility will be used to consummate the Offer.

     Parent has executed a commitment letter dated September 24, 1997 (the "September Commitment Letter") issued by BoA, and by BASI as arranger, providing for the refinancing of Parent's current $170,000,000 revolving credit agreement with a new $350,000,000 five-year revolving credit facility (the "New Facility"). Parent intends to repay its borrowings under the Facility using funds received under the New Facility when this financing is finalized.

     Pursuant to the September Commitment Letter, BoA agreed, subject to the terms and conditions contained therein, to commit to fund $65,000,000 of the New Facility. BASI will act to assemble a syndicate of lenders (the "New Lenders") to commit to the balance of the New Facility. The New Facility is to be used to finance the Offer, to refinance existing indebtedness (including the Facility), and for other general corporate purposes.

     The September Commitment Letter provides that Parent will actively assist BASI in achieving a mutually acceptable syndication. In connection therewith, Parent has agreed, among other things, to prepare and provide to BASI and BoA all information which those parties may reasonably request, to assist in the preparation of a confidential informational memorandum, and to make senior management available to attend meetings with prospective lenders.

     The obligation of the New Lenders to fund the New Facility is subject to terms and conditions customary for transactions of this type, including, without limitation, the negotiation and execution of a definitive credit agreement and related documentation, the absence of material adverse changes affecting Parent and the Company, the non-occurrence of any material adverse change in loan syndication or capital market conditions which would affect the syndication of any portion of the New Facility and the condition that there be no competing offering, placement or arrangement of any debt securities or bank financing by or on behalf of Parent (other than for certain permitted exceptions).

     Whether or not the New Facility closes, Parent has agreed to indemnify and hold harmless the New Lenders and BASI (as well as their respective directors, officers, employees and affiliates) from and against all losses, damages and liabilities that arise out of or relate to the September Commitment Letter or the syndication of the New Facility. Parent also would reimburse such indemnified parties for reasonable expenses incurred in connection with defending any such loss. This indemnification obligation would not arise, however, in respect of a loss resulting from the gross negligence or willful misconduct of the party seeking indemnification. Neither the New Lenders nor BASI are liable to Parent for any consequential damages.

     The September Commitment Letter provides that Parent will reimburse BoA and BASI for reasonable out-of-pocket costs and expenses incurred by those parties in connection with the negotiation and preparation of documents for the New Facility. Finally, the September Commitment Letter specifies that the New Lenders' commitment thereunder will expire on November 28, 1997 if the New Facility has not been closed on or before that date.

     Attached to the New Commitment Letter is a Summary of Terms and Conditions which describes certain relevant features of the proposed New Facility. Among the matters described therein: (i) the revolving credit loans can accrue interest, at Parent's option, at either an alternate reference rate or an interbank market rate; (ii) Parent will pay an unused facility fee; (iii) loans can be prepaid without premium or penalty (other than standard breakup fees for prepaying interbank market loans prior to the expiration of their applicable interest period); (iv) the definitive credit agreement will contain representations, warranties, covenants (including minimum consolidated shareholders' equity, minimum fixed charge coverage ratio, and maximum total funded indebtedness), conditions to borrowing, and events of default which are consistent with Parent's existing revolving credit agreement; (v) the New Lenders reserve the right to sell participations in their respective loans and commitments to certain eligible assignees; and (vi) interest rates and the unused facility fee will be subject to a "pricing grid" tied to Parent's ratio of total funded debt to capitalization.

     Parent also executed a fee letter with BoA and BASI, pursuant to which Parent agreed to pay customary closing fees in respect of the New Facility to BoA and BASI.

     The foregoing summaries of the Credit Agreement and the September Commitment Letter are qualified in their entirety by reference to Exhibit
(b)(2) and Exhibit (b)(3) filed herewith, which are incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     Item 6 of the Schedule 14D-1 is hereby amended and supplemented by adding thereto the following:

     (a)-(b)  The Offer expired at 5:00 p.m., Eastern time, on Friday,
October 3, 1997. Based on preliminary information provided by the Depositary, there were validly tendered and not withdrawn approximately 5,429,424 shares of Common Stock (including approximately 49,109 shares subject to guarantee of delivery), or approximately 94.9% of the issued and outstanding shares of Common Stock. The Shares validly tendered and not withdrawn at such time were accepted for payment. On October 6, 1997, Parent issued the press release attached hereto as Exhibit (a)(11). The information contained therein is incorporated by reference herein.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

     Item 11 of the Schedule 14D-1 is hereby amended to add the following exhibits:

     (a)(11) - Press Release, dated October 6, 1997, issued by Parent.

     (b)(2) - Credit Agreement, dated as of October 3, 1997, among Applied Power Inc., Bank of America National Trust and Savings Association, as Agent, and the other financial institutions party thereto.

     (b)(3) - Commitment letter between Bank of America National Trust and Savings Corporation, BankAmerica Securities, Inc. and Applied Power Inc. dated September 24, 1997 (including the Summary of Terms and Conditions attached thereto).

                                   SIGNATURES


     After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

     Dated:  October 6, 1997

                                            TVPA CORP.



                                            BY:  /s/ Robert C. Arzbaecher
                                                 ------------------------
                                                 Robert C. Arzbaecher,
                                                 Vice President


                                            APPLIED POWER INC.


                                            BY:  /s/ Robert C. Arzbaecher
                                                 ------------------------
                                                 Robert C. Arzbaecher,
                                                 Vice President and
                                                 Chief Financial Officer

                                 EXHIBIT INDEX

EXHIBIT NO.

(a)(1)*-     Offer to Purchase, dated September 5, 1997.

(a)(2)*-     Form of Letter of Transmittal, dated September 5, 1997.

(a)(3)*-     Form of Notice of Guaranteed Delivery.

(a)(4)*-     Form of Letter for use by Brokers, Dealers, Commercial Banks,
             Trust Companies and Other Nominees.

(a)(5)*-     Form of Letter to Clients from Brokers, Dealers, Commercial
             Banks, Trust Companies and Other Nominees.

(a)(6)*-     Form of Guidelines for Certification of Taxpayer
             Identification Number on Substitute Form W-9.

(a)(7)*-     Text of Joint Press Release, dated September 3, 1997.

(a)(8)*-     Form of Summary Advertisement, dated September 5, 1997.

(a)(9)*-     Form of Letter to Participants in the Versa Technologies, Inc.
             Stock Purchase and Dividend Reinvestment Plan.

(a)(10)*-    Text of Joint Press Release, dated September 24, 1997.

(a)(11)-     Press Release, dated October 6, 1997, issued by Parent.

(b)(1)*-     Commitment Letter between Bank of America National Trust and
             Savings Corporation, BankAmerica Securities, Inc., PNC Bank,
             National Association and Applied Power Inc. dated August 29, 1997
             (including the Summary of Terms and Conditions attached thereto).

(b)(2)-      Credit Agreement, dated as of October 3, 1997, among Applied Power
             Inc., Bank of America National Trust and Savings Association, as
             Agent, and the other financial institutions party thereto.

(b)(3)-      Commitment letter between Bank of America National Trust and
             Savings Corporation, BankAmerica Securities, Inc. and Applied
             Power Inc. dated September 24, 1997 (including the Summary of
             Terms and Conditions attached thereto).

(c)(1)*-     Agreement and Plan of Merger, dated as of September 2, 1997, among
             Applied Power Inc., TVPA Corp. and Versa Technologies, Inc.


(d)-         Not Applicable.

(e)-         Not Applicable.

(f)-         Not Applicable.

______________________

*    Previously filed.

                                                                 EXHIBIT (a)(11)



FROM:   APPLIED POWER INC., P.O. BOX 325, MILWAUKEE, WI 53201

DATE:   OCTOBER 6, 1997

FOR RELEASE:    IMMEDIATE

FOR FURTHER INFORMATION CONTACT: ROBERT C. ARZBAECHER

APPLIED POWER COMPLETES TENDER OFFER FOR VERSA TECHNOLOGIES

     MILWAUKEE, WISCONSIN, October 6, 1997 -- Applied Power Inc. (APW - NYSE) announced today that its subsidiary, TVPA Corp., had accepted for payment all shares of Versa Technologies, Inc. (VRSA - Nasdaq) common stock which have been tendered pursuant to TVPA's tender offer for all outstanding shares of common stock of Versa Technologies, Inc. at $24.625 net per share. The tender offer expired as scheduled at 5:00 p.m., Eastern time, on Friday, October 3, 1997. Based on a preliminary count from the depositary, approximately 5,429,424 shares of Versa Technologies, Inc. common stock had been tendered and not withdrawn (including approximately 49,109 by notice of guaranteed delivery), which constitutes over 94 percent of the outstanding Versa Technologies, Inc. Common Stock. Subject to the terms of the merger agreement among Applied Power, TVPA Corp. and Versa Technologies, shares of common stock not tendered will be converted into the right to receive $24.625 net per share pursuant to a second-step merger between TVPA Corp. and Versa Technologies. It is anticipated that Versa Technologies common stock will be delisted from Nasdaq and the merger completed as soon as practicable.

     As contemplated in connection with the tender offer, Applied Power Inc. has entered into a $140,000,000 loan agreement, with the funds being used for payment of Versa Technologies Inc. shares acquired. In addition, Applied Power Inc. has signed a Commitment Letter with its lenders to refinance its current revolving credit agreement, including an increase in its line of credit from $170,000,000 to $350,000,000. The Company intends to repay its borrowings under the $140,000,000 loan agreement using funds received under the revised revolving credit agreement when this refinancing is finalized.

     Applied Power Inc., headquartered in Wisconsin, is a global company comprised of three business segments. Technical Environments and Enclosures expertise is in configuring technical equipment for end users and in providing enclosures for electronic equipment. Engineered Solutions supplies components and systems based on hydraulic and vibration control technologies to a diverse group of OEM customers. Distributed Products provides industrial and electrical tools and accessories through various distributor and retail channels worldwide.

     Versa Technologies, headquartered in Racine, Wisconsin, comprises three business segments. The Electronics segment designs and manufactures custom electronic and electrical systems for a broad range of applications. The Engineered Materials segment fabricates custom engineered elastomeric components for industrial and medical applications. The Fluid Power segment manufactures custom engineered cylinders and hydraulic and electromechanical actuation systems for a broad range of markets including transportation, recreational vehicle, and construction equipment markets.


For further information contact:

Applied Power Inc.
Robert C. Arzbaecher
Vice President and Chief Financial Officer
414-781-6600

To receive a faxed copy of this or other recent Applied Power communications, please call the Company's "News on Demand" service at 1-800-549-0679.

                                                             EXHIBIT (b)(2)



      ===================================================================





                                CREDIT AGREEMENT

                          DATED AS OF OCTOBER 3, 1997

                                     AMONG

                              APPLIED POWER INC.,



                         BANK OF AMERICA NATIONAL TRUST
                            AND SAVINGS ASSOCIATION,
                                   AS AGENT,

                                      AND

                 THE OTHER FINANCIAL INSTITUTIONS PARTY HERETO


                                  ARRANGED BY


                          BANCAMERICA SECURITIES, INC.





      ===================================================================

                              TABLE OF CONTENTS

                                                                        Page
         ARTICLE I  DEFINITIONS........................................    1

           1.1  Certain Defined Terms..................................    1
           1.2  Other Interpretive Provisions..........................   13
           1.3  Accounting Principles..................................   14

         ARTICLE II  THE CREDITS.......................................   14

           2.1  Amounts and Terms of Commitments.......................   14
           2.2  Loan Accounts..........................................   15
           2.3  Procedure for Borrowing................................   15
           2.4  Conversion and Continuation Elections..................   16
           2.5  Voluntary Termination or Reduction of Commitments .....   17
           2.6  Optional Prepayments...................................   17
           2.7  Repayment..............................................   18
           2.8  Interest...............................................   18
           2.9  Fees...................................................   19
                 (a)  Arrangement, Agency Fees.........................   19
                 (b)  Commitment Fees..................................   19
           2.10  Computation of Fees and Interest......................   19
           2.11  Payments by the Company...............................   19
           2.12  Payments by the Banks to the Agent....................   20
           2.13  Sharing of Payments, Etc..............................   21

         ARTICLE III  TAXES, YIELD PROTECTION AND ILLEGALITY...........   21

           3.1  Taxes..................................................   21
           3.2  Illegality.............................................   22
           3.3  Increased Costs and Reduction of Return................   23
           3.4  Funding Losses.........................................   24
           3.5  Inability to Determine Rates...........................   24
           3.6  Certificates of Banks..................................   25
           3.7  Substitution of Banks..................................   25
           3.8  Survival...............................................   25

         ARTICLE IV  CONDITIONS PRECEDENT..............................   25

           4.1  Conditions of Initial Loans............................   25



                                                                         Page
                  (a)  Credit Agreement and Notes.........................   25
                  (b)  Resolutions; Incumbency............................   25
                  (c)  Organization Documents; Good Standing..............   26
                  (d)  Legal Opinions.....................................   26
                  (e)  Payment of Fees....................................   26
                  (f)  Certificate........................................   26
                  (h)  Other Documents....................................   27
             4.2  Other Conditions to Initial Loans.......................   27
             4.3  Conditions to All Borrowings............................   27
                  (a)  Notice of Borrowing................................   27
                  (b)  Continuation of Representations and Warranties.....   27
                  (c)  No Existing Default................................   27

           ARTICLE V  REPRESENTATIONS AND WARRANTIES......................   28

             5.1  Organization, etc.......................................   28
             5.2  Authorization; No Conflict..............................   28
             5.3  Validity and Binding Nature.............................   28
             5.4  Financial Statements....................................   28
             5.5  No Material Adverse Change..............................   30
             5.6  Litigation and Contingent Liabilities...................   30
             5.7  Liens...................................................   30
             5.8  Subsidiaries............................................   30
             5.9  Pension and Welfare Plans...............................   30
             5.10 Regulated Industry......................................   30
             5.11 Regulations G, U and X..................................   31
             5.12 Taxes...................................................   31
             5.13 Environmental and Safety Matters........................   31
             5.14 Compliance with Law.....................................   32
             5.15 Information.............................................   32
             5.16 Ownership of Properties.................................   32
             5.17 Patents, Trademarks, etc................................   32
             5.18 Insurance...............................................   33
             5.19 Versa Merger Agreement..................................   33
             5.20 Solvency................................................   33


                                                                         Page
           ARTICLE VI  COVENANTS..........................................  33

           ARTICLE VII  EVENTS OF DEFAULT AND THEIR EFFECT................  34

             7.1  Events of Default.......................................  34
             7.2  Effect of Event of Default..............................  35

           ARTICLE VIII  THE AGENT........................................  36

             8.1  Appointment and Authorization...........................  36
             8.2  Delegation of Duties....................................  36
             8.3  Liability of Agent......................................  36
             8.4  Reliance by Agent.......................................  37
             8.5  Notice of Default.......................................  37
             8.6  Credit Decision.........................................  38
             8.7  Indemnification.........................................  38
             8.8  Agent in Individual Capacity............................  39
             8.9  Successor Agent.........................................  39
             8.10  Withholding Tax........................................  39

           ARTICLE IX  MISCELLANEOUS......................................  41

             9.1  Amendments and Waivers..................................  41
             9.2  Notices.................................................  42
             9.3  No Waiver; Cumulative Remedies..........................  42
             9.4  Costs and Expenses......................................  43
             9.5  Indemnity...............................................  43
             9.6  Payments Set Aside......................................  44
             9.7  Successors and Assigns..................................  44
             9.8  Assignments, Participations, etc........................  44
             9.9  Confidentiality.........................................  45
             9.10  Setoff.................................................  46
             9.11  Notification of Addresses, Lending Offices, Etc........  46
             9.12  Counterparts...........................................  47
             9.13  Severability...........................................  47
             9.14  No Third Parties Benefited.............................  47
             9.15  Governing Law and Jurisdiction.........................  47
             9.16  Waiver of Jury Trial...................................  47
             9.17  Entire Agreement.......................................  48


                                                                       Page


   SCHEDULES

   Disclosure Schedule
   Schedule 2.1     Commitments
   Schedule 9.2     Lending Offices; Addresses for Notices

   EXHIBITS

   Exhibit A    Form of Notice of Borrowing
   Exhibit B    Form of Notice of Conversion/Continuation
   Exhibit D    Form of Legal Opinion of Company's Counsel
   Exhibit E    Form of Assignment and Acceptance

                                CREDIT AGREEMENT


         This CREDIT AGREEMENT is entered into as of October 3, 1997, among APPLIED POWER INC., a Wisconsin corporation (the "Company"), the several financial institutions from time to time party to this Agreement (collectively, the "Banks"; individually, a "Bank"), and Bank of America National Trust and Savings Association, as agent for the Banks.

         WHEREAS, the Banks have agreed to make available to the Company a revolving credit facility upon the terms and conditions set forth in this Agreement;

         NOW, THEREFORE, in consideration of the mutual agreements, provisions and covenants contained herein, the parties agree as follows:


                                   ARTICLE I

                                  DEFINITIONS

         1.1 Certain Defined Terms. The following terms have the following meanings:

              "Affected Bank" has the meaning specified in Section 3.7.

              "Affiliate" means, as to any Person, any other Person which, directly or indirectly, is in control of, is controlled by, or is under common control with, such Person. A Person shall be deemed to control another Person if the controlling Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of the other Person, whether through the ownership of voting securities, by contract, or otherwise.

                 "Agent" means BofA in its capacity as agent for the Banks hereunder, and any successor agent arising under Section 8.9.

               "Agent-Related Persons" means BofA and any successor agent arising under Section 8.9, together with their respective Affiliates (including, in the case of BofA, the Arranger), and the officers, directors, employees, agents and attorneys-in-fact of such Persons and Affiliates.

               "Agent's Payment Office" means the address for payments set forth on the signature page hereto in relation to the Agent, or such other address as the Agent may from time to time specify.

               "Agreement" means this Credit Agreement.

               "Applicable Fee Rate" means the rate per annum set forth in the table below opposite the applicable Total Debt to Capitalization
          Ratio:

=====================================================================================================================
  DEBT TO CAPITAL RATIO      Level I        Level II       Level III         Level IV        Level V        Level VI
                             <30 %         >30 % AND <    >40% AND <        >  45 % AND <   > 50 % AND <     > 55 %
                                           -              -                 -               -                -
                                              40%           45%                  50%            55 %
---------------------------------------------------------------------------------------------------------------------
  Applicable Fee Rate        0.125%       0.1375%           0.1750%            0.200%         0.200%          0.250%
=====================================================================================================================


               The Applicable Fee Rate shall be adjusted, to the extent applicable 60 days (or, in the case of the last calendar quarter of any year, 90 days) after the end of each calendar quarter, based on the Debt to Capital Ratio as of the last day of such quarter commencing with the calendar ending November 30, 1997; it being understood that if the Company fails to deliver the financial statements required by Article VI, and the related Compliance Certificate required by Article VI by the 60th day (or, if applicable, the 90th day) after any calendar quarter, the Applicable Fee Rate shall be 0.250% until such financial statements and Compliance Certificate are delivered. The Applicable Fee Rate shall be 0.250% until the first adjustment hereunder.

               "Applicable Margin" means

                    (i)     with respect to Base Rate Loans, 0%; and

               (ii) with respect to Offshore Rate Loans, the rate per annum set forth in the table below opposite the applicable Debt to Capital
          Ratio:

=====================================================================================================================
  DEBT TO CAPITAL RATIO      Level I        Level II       Level III         Level IV        Level V        Level VI
                             <30 %         >30 % AND <    >40% AND <        >  45 % AND <   > 50 % AND <     > 55 %
                                           -              -                 -               -                -
                                              40%           45%                  50%            55 %
---------------------------------------------------------------------------------------------------------------------
  Applicable Margin        0.30%        0.375%           0.450%            0.500%         0.550%          0.700%
=====================================================================================================================

     The Applicable Margin shall be adjusted, to the extent applicable 60 days (or, in the case of the last calendar quarter of any year, 90 days) after the end of each calendar quarter, based on the Ratio of Total Debt to Capital Ratio as of the last day of such quarter commencing with the calendar ending November 30, 1997; it being understood that if the Company fails to deliver the financial statements required by Article VI, and the related Compliance Certificate required by Article VI by the 60th day (or, if applicable, the 90th day) after any calendar quarter, the Applicable Offshore Rate Margin shall be 0.70% for loans bearing interest based on the Offshore Rate until such financial statements and Compliance Certificate are delivered. The Applicable Margin shall be 0.700% until the first adjustment hereunder. Each of the above percentages shall be increased by 0.10% from and after April 6, 1998.

          "Arranger" means BancAmerica Securities, Inc., a Delaware corporation.

          "Assignee" has the meaning specified in subsection 9.8(a).

          "Attorney Costs" means and includes all reasonable fees and disbursements of any law firm or other external counsel, the allocated cost of internal legal services and all reasonable disbursements of internal counsel.

          "Bank" has the meaning specified in the introductory clause hereto.

          "Base Rate" means, for any day, the higher of: (a) 0.50% per annum above the latest Federal Funds Rate; and (b) the rate of interest in effect for such day as publicly announced from time to time by BofA in San Francisco, California, as its "reference rate." (The "reference rate" is a rate set by BofA based upon various factors including BofA's costs and desired return, general economic conditions and other factors, and is used as a reference point for pricing some loans, which may be priced at, above, or below such announced rate.)

          Any change in the reference rate announced by BofA shall take effect at the opening of business on the day specified in the public announcement of such change.

          "Base Rate Loan" means a Loan that bears interest based on the Base Rate.

          "BofA" means Bank of America National Trust and Savings Association, a national banking association.

          "Borrowing" means a borrowing hereunder consisting of Loans of the same Type made to the Company on the same day by the Banks under Article II, and, in the case of Offshore Rate Loans, having the same Interest Period.

          "Borrowing Date" means any date on which a Borrowing occurs under
     Section 2.3.

          "Business Day" means any day other than a Saturday, Sunday or other day on which commercial banks in Chicago or San Francisco are authorized or required by law to close and, if the applicable Business Day relates to any Offshore Rate Loan, means such a day on which dealings are carried on in the applicable offshore dollar interbank market.

          "Capital Adequacy Regulation" means any guideline, request or directive of any central bank or other Governmental Authority, or any other law, rule or regulation, whether or not having the force of law, in each case, regarding capital adequacy of any bank or of any corporation controlling a bank.

          "Capital Lease" means, with respect to any Person, any lease of (or other agreement conveying the right to use) any real or personal property which, in conformity with GAAP, is accounted for as a capital lease on the balance sheet of such Person.

          "CERCLA" means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended.

          "Change of Control" means any Person or group of Persons acting in concert which are unacceptable to the Majority Banks obtained control of more than 50% of the issued and outstanding shares of capital stock of the Company having the power to elect a majority of directors of the Company.

          "Closing Date" means the date on which all conditions precedent set forth in Section 4.1 are satisfied or waived by all Banks (or, in the case of subsection 4.1(e), waived by the Person entitled to receive such payment).

          "Code" means the Internal Revenue Code of 1986, and regulations promulgated thereunder.

          "Commitment", as to each Bank, has the meaning specified in Section
     2.1.

          "Contractual Obligation" means, as to any Person, any provision of any security issued by such Person or of any agreement, undertaking, contract, indenture, mortgage, deed of trust or other instrument, document or agreement to which such Person is a party or by which it or any of its property is bound.

          "Controlled Group" means all members of a controlled group of corporations and all trades or businesses (whether or not incorporated) under common control which, together with the Company, are treated as a single employer under Section 414(b) or 414(c) of the Code or Section 4001 of ERISA.

          "Conversion/Continuation Date" means any date on which, under Section 2.4, the Company (a) converts Loans of one

     Type to another Type, or (b) continues as Loans of the same Type, but with a new Interest Period, Loans having Interest Periods expiring on such date.

          "Debt" of any Person means, without duplication, (a) all indebtedness of such Person for borrowed money, whether or not evidenced by bonds, debentures, notes or similar instruments, (b) all obligations of such Person as lessee under Capital Leases which have been recorded as liabilities on a balance sheet of such Person, (c) all obligations of such Person to pay the deferred purchase price of property or services (other than current accounts payable in the ordinary course of business), (d) all indebtedness secured by a Lien on the property of such Person, whether or not such indebtedness shall have been assumed by such Person (it being understood that if such Person has not assumed or otherwise become personally liable for any such indebtedness, the amount of the Debt of such Person in connection therewith shall be limited to the lesser of the face amount of such indebtedness or the fair market value of all property of such Person securing such indebtedness), (e) all obligations, contingent or otherwise, with respect to the face amount of all letters of credit (whether or not drawn) and banker's acceptances issued for the account of such Person, (f) all obligations of such Person in respect of Swap Contracts, (g) all Suretyship Liabilities of such Person and (h) all Debt (as defined above) of any partnership in which such Person is a general partner. The amount of the Debt of any Person in respect of Swap Contracts shall be deemed to be the unrealized net loss position of such Person thereunder (determined for each counterparty individually, but netted for all Swap Contracts maintained with such counterparty).

          "Debt to Capital Ratio" means the ratio of (a) Funded Debt to (b) Total Capital.

          "Default" means any event or circumstance which, with the giving of notice, the lapse of time, or both, would (if not cured or otherwise remedied during such time) constitute an Event of Default.

          "Disclosure Schedule" means the Disclosure Schedule attached hereto as
     Schedule 1.1.

          "Dollars", "dollars" and "$" each mean lawful money of the United States.

          "Eligible Assignee" means (a) a commercial bank organized under the laws of the United States, or any state thereof, and having a combined capital and surplus of at least $100,000,000; (b) a commercial bank organized under the laws of any other country which is a member of the Organization for Economic Cooperation and Development (the "OECD"), or a political subdivision of any such country, and having a combined capital and surplus of at least $100,000,000, provided that such bank is acting through a branch or agency located in the United States; and a (c) Person that is primarily engaged in the business of commercial banking and that is
     (i) a Subsidiary of a Bank, (ii) a Subsidiary of a Person of which a Bank is a Subsidiary, or (iii) a Person of which a Bank is a Subsidiary.

          "Environmental Laws" means all applicable federal, state or local statutes, laws, ordinances, codes, rules, regulations and guidelines (including consent decrees and administrative orders) relating to public health and safety and protection of the environment.

          "ERISA" means the Employee Retirement Income Security Act of 1974, and regulations promulgated thereunder.

          "Eurodollar Reserve Percentage" has the meaning specified in the definition of "Offshore Rate".

          "Event of Default" means any of the events or circumstances specified in Section 7.1.

          "Existing Credit Agreement" has the meaning specified in Article VI.

          "Federal Funds Rate" means, for any day, the rate set forth in the weekly statistical release designated as

     H.15(519), or any successor publication, published by the Federal Reserve Bank of New York (including any such successor, "H.15(519)") on the preceding Business Day opposite the caption "Federal Funds (Effective)"; or, if for any relevant day such rate is not so published on any such preceding Business Day, the rate for such day will be the arithmetic mean as determined by the Agent of the rates for the last transaction in overnight Federal funds arranged prior to 9:00 a.m. (New York City time) on that day by each of three leading brokers of Federal funds transactions in New York City selected by the Agent.

          "Fee Letter" has the meaning specified in subsection 2.9(a).

          "Fiscal Quarter" means any quarter of a Fiscal Year.

          "Fiscal Year" means with respect to the Company and the Subsidiaries any period of twelve consecutive months ending on August 31.

          "FRB" means the Board of Governors of the Federal Reserve System, and any Governmental Authority succeeding to any of its principal functions.

          "Funded Debt" of any Person at any date of determination means the sum of all Debt described in clauses (a) and (b) of the definition of "Debt".

          "Further Taxes" means any and all present or future taxes, levies, assessments, imposts, duties, deductions, fees, withholdings or similar charges (including, without limitation, net income taxes and franchise taxes), and all liabilities with respect thereto, imposed by any jurisdiction on account of Taxes or Other Taxes payable or paid pursuant to
     Section 3.1.

          "GAAP" means generally accepted accounting principles set forth from time to time in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting

     Standards Board (or agencies with similar functions of comparable stature and authority within the U.S. accounting profession), which except as provided in Section 1.3 are applicable to the circumstances as of the date of determination.

          "Governmental Authority" means any nation or government, any state or other political subdivision thereof, any central bank (or similar monetary or regulatory authority) thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, and any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of the foregoing.

          "Hazardous Material" means

                  (a)   any "hazardous substance", as defined by CERCLA;

                  (b) any "hazardous waste", as defined by the Resource Conservation and Recovery Act;

                  (c) any crude oil, petroleum product or fraction thereof (excluding gasoline and oil in motor vehicles, small amounts of cleaners and similar items used in the ordinary course of business); or

                  (d) any pollutant or contaminant or hazardous, dangerous or toxic chemical, material or substance within the meaning of any Environmental Law.

                  "Indemnified Liabilities" has the meaning specified in Section 9.5.

                  "Indemnified Person" has the meaning specified in Section 9.5.

                  "Interest Payment Date" means, as to any Loan other than a Base Rate Loan, the last day of each Interest Period applicable to such Loan and, as to any Base Rate Loan, the last Business Day of each February, May, August and November and each date such Loan is converted into another Type of Loan, provided, howeve, that if any Interest Period exceeds three months, the date that falls three months after the beginning of such Interest Period and after each Interest Payment Date thereafter is also an Interest Payment Date.

                 "Interest Period" means, as to any Offshore Rate Loan, the period commencing on the Borrowing Date of such Loan or on the Conversion/Continuation Date on which the Loan is converted into or continued as an Offshore Rate Loan, and ending on the date one, two, three or six months thereafter as selected by the Company in its Notice of Borrowing or Notice of Conversion/Continuation;

         provided that:

                          (i) if any Interest Period would otherwise end on a day that is not a Business Day, that Interest Period shall be extended to the following Business Day unless, in the case of an Offshore Rate Loan, the result of such extension would be to carry such Interest Period into another calendar month, in which event such Interest Period shall end on the preceding Business Day;

                          (ii) any Interest Period pertaining to an Offshore Rate Loan that begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall end on the last Business Day of the calendar month at the end of such Interest Period; and

                          (iii) no Interest Period for any Loan shall extend beyond the Termination Date.

                 "IRS" means the Internal Revenue Service, and any Governmental Authority succeeding to any of its principal functions under the Code.

                 "Lending Office" means, as to any Bank, the office or offices of such Bank specified as its "Lending Office" or "Domestic Lending Office" or "Offshore Lending Office", as the case may be, on Schedule 9.2, or such other office or offices as such Bank may from time to time notify the Company and the Agent.

                 "Lien" means, when used with respect to any Person, any interest of any other Person in any real or personal property, asset or other right owned or being purchased or acquired by such Person which secures payment or performance of any obligation and shall include any mortgage, lien, encumbrance, charge or other security interest of any kind, whether arising by contract, as a matter of law, by judicial process or otherwise.

                 "Loan" means an extension of credit by a Bank to the Company under Article II, and may be a Base Rate Loan or an Offshore Rate Loan (each, a "Type" of Loan).

                 "Loan Documents" means this Agreement, the Fee Letters and all other documents delivered to the Agent or any Bank in connection herewith.

                 "Majority Banks" means at any time Banks then holding in excess of 55% of the then aggregate unpaid principal amount of the Loans, or, if no such principal amount is then outstanding, Banks then having in excess of 55% of the Commitments.

                 "Margin Stock" means "margin stock" as such term is defined in Regulation G, T, U or X of the FRB.

                 "Material Adverse Effect" means a material adverse effect on
         (a) the financial condition, operations, business, assets or prospects of the Company and its Subsidiaries as a whole or (b) the ability of the Company to timely and fully perform any of its payment or other material obligations under this Agreement or any Note.

          "Notice of Borrowing" means a notice in substantially the form of Exhibit A.

          "Notice of Conversion/Continuation" means a notice in substantially the form of Exhibit B.

          "Obligations" means all advances, debts, liabilities, obligations, covenants and duties arising under any Loan Document owing by the Company to any Bank, the Agent, or any Indemnified Person, whether direct or indirect (including those acquired by assignment), absolute or contingent, due or to become due, now existing or hereafter arising.

          "Offshore Rate" means, for any Interest Period, with respect to Offshore Rate Loans comprising part of the same Borrowing, the rate of interest per annum (rounded upward to the next 1/16th of 1%) determined by the Agent as follows:

      Offshore Rate =               IBOR
                     ----------------------------------------------
                         1.00 - Eurodollar Reserve Percentage

      Where,



          "Eurodollar Reserve Percentage" means for any day for any Interest Period the maximum reserve percentage (expressed as a decimal, rounded upward to the next 1/100th of 1%) in effect on such day (whether or not applicable to any Bank) under regulations issued from time to time by the FRB for determining the maximum reserve requirement (including any emergency, supplemental or other marginal reserve requirement) with respect to Eurocurrency funding (currently referred to as "Eurocurrency liabilities"); and

          "IBOR" means the rate of interest per annum determined by the Agent as the rate at which dollar deposits in the approximate amount of BofA's Offshore Rate Loan for such Interest Period would be offered by BofA's Grand Cayman Branch, Grand Cayman B.W.I. (or such other office as may be designated for such purpose by BofA), to major banks in the offshore dollar interbank market at their request at approximately

          11:00 a.m. (New York City time) two Business Days prior to the commencement of such Interest Period.

               The Offshore Rate shall be adjusted automatically as to all Offshore Rate Loans then outstanding as of the effective date of any change in the Eurodollar Reserve Percentage.

               "Offshore Rate Loan" means a Loan that bears interest based on the Offshore Rate.

          "Other Taxes" means any present or future stamp, court or documentary taxes or any other excise or property taxes, charges or similar levies which arise from any payment made hereunder or from the execution, delivery or registration of, or otherwise with respect to, this Agreement or any other Loan Documents.

          "Participant" has the meaning specified in subsection 9.8(d).

          "PBGC" means the Pension Benefit Guaranty Corporation, or any Governmental Authority succeeding to any of its principal functions under ERISA.

          "Pension Plan" means a "pension plan", as such term is defined in section 3(2) of ERISA, which is subject to title IV of ERISA (other than a multiemployer plan as defined in section 4001(a)(3) of ERISA), and to which the Company or any corporation, trade or business that is, along with the Company, a member of a Controlled Group may have any liability, including any liability by reason of having been a substantial employer within the meaning of section 4063 of ERISA at any time during the preceding five years, or by reason of being deemed to be a contributing sponsor under section 4069 of ERISA.

          "Person" means an individual, partnership, limited liability company, corporation, business trust, joint stock company, trust, unincorporated association, joint venture or Governmental Authority.

          "Pro Rata Share" means, as to any Bank at any time, the percentage equivalent (expressed as a decimal, rounded to the ninth decimal place) at such time of such Bank's Commitment divided by the combined Commitments of all Banks.

          "Release" means a "release", as such term is defined in CERCLA.

          "Replacement Bank" has the meaning specified in Section 3.7.

          "Requirement of Law" means, as to any Person, any law (statutory or common), treaty, rule or regulation or determination of an arbitrator or of a Governmental Authority, in each case applicable to or binding upon the Person or any of its property or to which the Person or any of its property is subject.

          "Resource Conservation and Recovery Act" means the Resource Conservation and Recovery Act, 42 U.S.C. Section 690, et seq., as in effect from time to time.

          "Responsible Officer" means the chief executive officer or the president of the Company, or any other officer having substantially the same authority and responsibility; or, with respect to compliance with financial covenants, the chief financial officer or the treasurer of the Company, or any other officer having substantially the same authority and responsibility.

          "SEC" means the Securities and Exchange Commission, or any Governmental Authority succeeding to any of its principal functions.

          "Shareholders' Equity" means, at any date of determination, all amounts which would be included under shareholders' equity on a consolidated balance sheet of the Company and its Subsidiaries.

          "Solvent" means, as to any Person at any time, that (a) the fair value of the property of such Person is greater than the amount of such Person's liabilities (including disputed, contingent and unliquidated liabilities) as such value is established and liabilities evaluated for purposes of Section 101(31) of the Bankruptcy Code and, in the alternative, for purposes of the Illinois Uniform Fraudulent Transfer Act; (b) the present fair saleable value of the property of such Person is not less than the amount that will be required to pay the probable liability of such Person on its debts as they become absolute and matured; (c) such Person is able to realize upon its property and pay its debts and other liabilities (including disputed, contingent and unliquidated liabilities) as they mature in the normal course of business; (d) such Person does not intend to, and does not believe that it will, incur debts or liabilities beyond such Person's ability to pay as such debts and liabilities mature; and (e) such Person is not engaged in business or a transaction, and is not about to engage in business or a transaction, for which such Person's property would constitute unreasonably small capital.


                 "Subsidiary" of a Person means any corporation, association, limited liability company, partnership, joint venture or other business entity of which more than 50% of the voting stock or other equity interests (in the case of Persons other than corporations), is owned or controlled directly or indirectly by the Person, or one or more of the Subsidiaries of the Person, or a combination thereof. Unless the context otherwise clearly requires, references herein to a "Subsidiary" refer to a Subsidiary of the Company.

                 "Suretyship Liability" means any agreement, undertaking or other contractual arrangement by which any Person guarantees, endorses or otherwise becomes or is contingently liable upon (by direct or indirect agreement, contingent or otherwise, to provide funds for payment, to supply funds to or otherwise to invest in a debtor, or otherwise to assure a creditor against loss) any indebtedness, obligation or other liability (including accounts payable) of any other Person (other than by endorsements of instruments in the course of collection), or guarantees the payment of dividends or other distributions upon the shares of any other Person. The amount of any Person's obligation under any Suretyship Liability shall (subject to any limitation set forth therein) be deemed to be the principal amount of the indebtedness, obligation or other liability guaranteed thereby.

                 "Swap Contract" means any agreement (including any master agreement and any agreement, whether or not in writing, relating to any single transaction) that is an interest rate swap agreement, basis swap, forward rate agreement, commodity swap, commodity option, equity or equity index swap or option, bond option, interest rate option, forward foreign exchange agreement, rate cap, collar or floor agreement, currency swap agreement, cross-currency rate swap agreement, swaption, currency option or any other, similar agreement (including any option to enter into any of the foregoing).

                 "Taxes" means any and all present or future taxes, levies, assessments, imposts, duties, deductions, fees, withholdings or similar charges, and all liabilities with respect thereto, excluding, in the case of each Bank and the Agent, respectively, taxes imposed on or measured by its net income by the jurisdiction (or any political subdivision thereof) under the laws of which such Bank or the Agent, as the case may be, is organized or maintains a lender office.

                 "Termination Date" means the earlier to occur of:

                 (a)      September 30, 1998; and

                 (b) the date on which the Commitments terminate in accordance with the provisions of this Agreement.

                 "Total Capital" at any date of determination means the sum of

                          (a)     Funded Debt,

         plus

               (b) all federal, state, local and foreign income taxes carried as deferred income taxes in accordance with GAAP on the consolidated balance sheet of the Company and its Subsidiaries,

     plus


               (c)     Shareholders' Equity of the Company and its Subsidiaries

               "Type" has the meaning specified in the definition of "Loan."

               "United States" and "U.S." each means the United States of America.

               "Versa" means Versa Technologies, Inc., a Delaware corporation.

               "Versa Acquisition" means the acquisition by the Company of the capital stock of VERSA pursuant to the Versa Merger Agreement.

               "Versa Merger Agreement" means the Agreement and Plan of Merger dated September 2, 1997 by and among the Company, TVPA Corp. and Versa.

               "Welfare Plan" means a "welfare plan", as such term is defined in section 3(1) of ERISA.

     1.2 Other Interpretive Provisions. (a) The meanings of defined terms are equally applicable to the singular and plural forms of the defined terms.

          (b) The words "hereof", "herein", "hereunder" and similar words refer to this Agreement as a whole and not to any particular provision of this Agreement; and subsection, Section, Schedule and Exhibit references are to this Agreement unless otherwise specified.

                          (c) (i) The term "documents" includes any and all instruments, documents, agreements, certificates, indentures, notices and other writings, however evidenced.

                          (ii) The term "including" is not limiting and means "including without limitation.

                          (iii) In the computation of periods of time from a specified date to a later specified date, the word
                 "from" means "from and including"; the words "to" and "until" each mean "to but excluding", and the word "through" means "to and including."

                 (d) Unless otherwise expressly provided herein, (i) references to agreements (including this Agreement) and other contractual instruments shall be deemed to include all subsequent amendments and other modifications thereto, but only to the extent such amendments and other modifications are not prohibited by the terms of any Loan Document, and (ii) references to any statute or regulation are to be construed as including all statutory and regulatory provisions consolidating, amending, replacing, supplementing or interpreting the statute or regulation.

                 (e) The captions and headings of this Agreement are for convenience of reference only and shall not affect the interpretation of this Agreement.

                 (f) This Agreement and other Loan Documents may use several different limitations, tests or measurements to regulate the same or similar matters. All such limitations, tests and measurements are cumulative and shall each be performed in accordance with their terms.

                 (g) This Agreement and the other Loan Documents are the result of negotiations among and have been reviewed by counsel to the Agent, the Company and the other parties, and are the products of all parties. Accordingly, they shall not be construed against the Banks or the Agent merely because of the Agent's or Banks' involvement in their preparation.

          1.3 Accounting Principles. References to financial statements include notes thereto in accordance with GAAP; and accounting terms used but not defined herein shall be construed in accordance with GAAP, and whenever the character or amount of any asset or liability or item of income or expenses is required to be determined, or any consolidation or other accounting computation is required to be made, for purposes hereof, such determination or computation shall be made in accordance with GAAP; provided that such determinations and computations with respect to financial covenants and ratios hereunder shall be made in accordance with GAAP as in effect on the date hereof.


                                   ARTICLE II

                                  THE CREDITS

          2.1 Amounts and Terms of Commitments. Each Bank severally agrees, on the terms and conditions set forth herein, to make loans to the Company from time to time on any Business Day during the period from the Closing Date to the Termination Date, in an aggregate amount not to exceed at any time outstanding the amount set forth on Schedule 2.1 (such amount, as the same may be reduced under Section 2.5 or as a result of one or more assignments under Section 9.8, the Bank's "Commitment"); provided, however, that, after giving effect to any Borrowing, the aggregate principal amount of all outstanding Loans shall not at any time exceed the combined Commitments. Within the limits of each Bank's Commitment, and subject to the other terms and conditions hereof, the Company may borrow under this Section 2.1, prepay under Section 2.6 and reborrow under this Section 2.1.

          2.2 Loan Accounts. The Loans made by each Bank shall be evidenced by one or more loan accounts or records maintained by such Bank in the ordinary course of business. The loan accounts or records maintained by the Agent and each Bank shall be rebuttable presumptive evidence of the amount of the Loans made by the Banks to the Company and the interest and payments thereon. Any failure so to record or any error in doing so shall not, however, limit or otherwise affect the obligation of the Company hereunder to pay any amount owing with respect to the Loans.

     2.3 Procedure for Borrowing. (a) Each Borrowing shall be made upon the Company's irrevocable written notice delivered to the Agent in the form of a Notice of Borrowing (which notice must be received by the Agent prior to 8:00 a.m. (San Francisco time) (i) two Business Days prior to the requested Borrowing Date, in the case of Offshore Rate Loans; and (ii) on the requested Borrowing Date, in the case of Base Rate Loans, specifying:

                    (A) the amount of the Borrowing, which shall be in an aggregate minimum amount of $1,000,000 or any multiple of $500,000 in excess thereof;

                    (B) the requested Borrowing Date, which shall be a Business Day;

                    (C)      the Type of Loans comprising the Borrowing; and

                    (D) the duration of the Interest Period applicable to such Loans included in such notice. If the Notice of Borrowing fails to specify the duration of the Interest Period for any Borrowing comprised of such Interest Period shall be one month.

; provided, however, that with respect to the Borrowing to be made on the Closing Date, the Notice of Borrowing for Offshore Rate Loans and an appropriate indemnification letter shall be delivered to the Agent not later than 8:00 a.m. (San Francisco time) three Business Days before the Closing Date.

          (b) The Agent will promptly notify each Bank of its receipt of any Notice of Borrowing and of the amount of such Bank's Pro Rata Share of that Borrowing.

          (c) Each Bank will make the amount of its Pro Rata Share of each Borrowing available to the Agent for the account of the Company at the Agent's Payment Office by 11:00 a.m. (San Francisco time) on the Borrowing Date requested by the Company in funds immediately available to the Agent. The proceeds of all such Loans will then be made available to the Company by the Agent by wire transfer in accordance with written instructions provided to the Agent by the Company of like funds as received by the Agent.

          (d) After giving effect to any Borrowing, there may not be more than four different Interest Periods in effect.

     2.4 Conversion and Continuation Elections. (a) The Company may, upon irrevocable written notice to the Agent in accordance with subsection 2.4(b):

               (i) elect, as of any Business Day, in the case of Base Rate Loans, or as of the last day of the applicable Interest Period, in the case of any other Type of Loans, to convert any such Loans (or any part thereof in an amount not less than $1,000,000, or that is in an integral multiple of $500,00 in excess thereof) into Loans of any other Type; or

               (ii) elect, as of the last day of the applicable Interest Period, to continue any Loans having Interest Periods expiring on such day (or any part thereof in an amount not less than $1,000,000, or that is in an integral multiple of $500,000 in excess thereof);

provided, that if at any time the aggregate amount of Offshore Rate Loans in respect of any Borrowing is reduced, by payment, prepayment, or conversion of part thereof to be less than $1,000,000, such Offshore Rate Loans shall automatically convert into Base Rate Loans, and on and after such date the right of the Company to continue such Loans as, and convert such Loans into, Offshore Rate Loans shall terminate.

               (b) The Company shall deliver a Notice of Conversion/ Continuation to be received by the Agent not later than 8:00 a.m. (San Francisco) at least (i) two Business Days in advance of the Conversion/Continuation Date, if the Loans are to be converted into or continued as Offshore Rate Loans; and (ii) on the Conversion/Continuation Date, if the Loans are to be converted into Base Rate Loans, specifying:

               (A)     the proposed Conversion/Continuation Date;

          (B)      the aggregate amount of Loans to be converted or renewed;

          (C) the Type of Loans resulting from the proposed conversion or continuation; and

          (D) other than in the case of conversions into Base Rate Loans, the duration of the requested Interest Period.

          (c) If upon the expiration of any Interest Period applicable to Offshore Rate Loans, the Company has failed to select timely a new Interest Period to be applicable to such Offshore Rate Loans or if any Default or Event of Default then exists, the Company shall be deemed to have elected to convert such Offshore Rate Loans into Base Rate Loans effective as of the expiration date of such Interest Period.

          (d) The Agent will promptly notify each Bank of its receipt of a Notice of Conversion/Continuation, or, if no timely notice is provided by the Company, the Agent will promptly notify each Bank of the details of any automatic conversion. All conversions and continuations shall be made ratably according to the respective outstanding principal amounts of the Loans with respect to which the notice was given held by each Bank.

          (e) Unless the Majority Banks otherwise agree, during the existence of a Default or Event of Default, the Company may not elect to have a Loan converted into or continued as an Offshore Rate Loan.

          (f) After giving effect to any conversion or continuation of Loans, there may not be more than four different Interest Periods in effect.

     2.5 Voluntary Termination or Reduction of Commitments. The Company may, upon not less than five Business Days' prior notice to the Agent, terminate the Commitments, or permanently reduce the Commitments by an aggregate minimum amount of $5,000,000 or any multiple of $1,000,000 in excess thereof; unless, after giving effect thereto and to any prepayments of Loans made on the effective date thereof, the then- outstanding principal amount of the Loans would exceed the amount of the combined Commitments then in effect. Once reduced in accordance with this Section , the Commitments may not be increased. Any reduction of the Commitments shall be applied to each Bank according to its Pro Rata Share. All accrued commitment fees to, but not including the effective date of any reduction or termination of Commitments, shall be paid on the effective date of such reduction or termination.

     2.6 Optional Prepayments. Subject to Section 3.4, the Company may, at any time or from time to time, by giving to the Agent irrevocable notice not later than 8:30 a.m. (San Francisco time) on the date of the proposed prepayment, in the case of Base Rate Loans and two Business Days prior to the proposed prepayment date, in the case of Offshore Rate Loans, ratably prepay Loans in whole or in part, in minimum amounts of $5,000,000 or any multiple of $1,000,000 in excess thereof. Such notice of prepayment shall specify the date and amount of such prepayment and the Type(s) of Loans to be prepaid. The Agent will promptly notify each Bank of its receipt of any such notice, and of such Bank's Pro Rata Share of such prepayment. If such notice is given by the Company, the Company shall make such prepayment and the payment amount specified in such notice shall be due and payable on the date specified therein, together with accrued interest to each such date on the amount prepaid and any amounts required pursuant to Section 3.4.

     2.7  Repayment.   The Company shall repay to the Banks on the Termination
Date the aggregate principal amount of Loans outstanding on such date.

     2.8 Interest. (a) Each Loan shall bear interest on the outstanding principal amount thereof from the applicable Borrowing Date at a rate per annum equal to the Offshore Rate or the Base Rate, as the case may be (and subject to the Company's right to convert to other Types of Loans under Section 2.4), plus the Applicable Margin.

          (b) Interest on each Loan shall be paid in arrears on each Interest Payment Date. Interest shall also be paid on the date of any prepayment of Loans under Section 2.6 for the portion of the Loans so prepaid and upon payment (including prepayment) in full thereof and, during the existence of any Event of Default, interest shall be paid on demand of the Agent at the request or with the consent of the Majority Banks.

          (c) Notwithstanding subsection (a) of this Section, if any amount of principal of or interest on any Loan, or any other amount payable hereunder or under any other Loan Document is not paid in full when due (whether at stated maturity, by acceleration, demand or otherwise), the Company agrees to pay interest on such unpaid principal or other amount, from the date such amount becomes due until the date such amount is paid in full, and after as well as before any entry of judgment thereon to the extent permitted by law, payable on demand, at a fluctuating rate per annum equal to the Base Rate plus 2%.

     2.9 Fees. (a) Closing Fees. The Company shall pay such closing fees as required by the letter agreement ("Fee Letter") among the Company, the Arranger, the Agent and PNC Bank, National Association dated August 29, 1997.

          (b) Commitment Fees. The Company shall pay to the Agent for the account of each Bank a commitment fee on the average daily unused portion of such Bank's Commitment, computed on a quarterly basis in arrears on the last Business Day of each fiscal quarter at the Applicable Fee Rate per annum. Such commitment fee shall accrue from the date hereof to the Termination Date and shall be due and payable quarterly in arrears on the last Business Day of each February, May, August and November commencing on November 28, 1997 through the Termination Date, with the final payment to be made on the Termination Date; provided that, in connection with any reduction or termination of Commitments under Section 2.5, the accrued commitment fee calculated for the period ending on such date shall also be paid on the date of such reduction or termination, with the following quarterly payment being calculated on the basis of the period from such reduction or termination date to such quarterly payment date. The commitment fees provided in this subsection shall accrue at all times after the above-mentioned commencement date, including at any time during which one or more conditions in Article IV are not met.

     2.10 Computation of Fees and Interest. (a) All computations of fees and interest shall be made on the basis of a 360-day year and actual days elapsed (which results in more interest being paid than if computed on the basis of a 365-day year). Interest and fees shall accrue during each period during which interest or such fees are computed from the first day thereof to the last day thereof.

          (b) Each determination of an interest rate by the Agent shall be conclusive and binding on the Company and the Banks in the absence of manifest error.

     2.11 Payments by the Company. (a) All payments to be made by the Company shall be made without set-off, recoupment or counterclaim. Except as otherwise expressly provided herein, all payments by the Company shall be made to the Agent for the account of the Banks at the Agent's Payment Office, and shall be made in dollars and in immediately available funds, no later than 11:00 a.m. (San Francisco time) on the date specified herein. The Agent will promptly distribute to each Bank its Pro Rata Share (or other applicable share as expressly provided herein) of such payment in like funds as received. Any payment received by the Agent later than 11:00 a.m. (San Francisco time) shall be deemed to have been received on the following Business Day and any applicable interest or fee shall continue to accrue.

          (b) Subject to the provisions set forth in the definition of "Interest Period" herein, whenever any payment is due on a day other than a Business Day, such payment shall be made on the following Business Day, and such extension of time shall in such case be included in the computation of interest or fees, as the case may be.

          (c) Unless the Agent receives notice from the Company prior to the date on which any payment is due to the Banks that the Company will not make such payment in full as and when required, the Agent may assume that the Company has made such payment in full to the Agent on such date in immediately available funds and the Agent may (but shall not be so required), in reliance upon such assumption, distribute to each Bank on such due date an amount equal to the amount then due such Bank. If and to the extent the Company has not made such payment in full to the Agent, each Bank shall repay to the Agent on demand such amount distributed to such Bank, together with interest thereon at the Federal Funds Rate for each day from the date such amount is distributed to such Bank until the date repaid.

     2.12 Payments by the Banks to the Agent. (a) Unless the Agent receives notice from a Bank on or prior to the Closing Date or, with respect to any Borrowing after the Closing Date, at least one Business Day prior to the date of such Borrowing, that such Bank will not make available as and when required hereunder to the Agent for the account of the Company the amount of that Bank's Pro Rata Share of the Borrowing, the Agent may assume that each Bank has made such amount available to the Agent in immediately available funds on the Borrowing Date and the Agent may (but shall not be so required), in reliance upon such assumption, make available to the Company on such date a corresponding amount. If and to the extent any Bank shall not have made its full amount available to the Agent in immediately available funds and the Agent in such circumstances has made available to the Company such amount, that Bank shall on the Business Day following such Borrowing Date make such amount available to the Agent, together with interest at the Federal Funds Rate for each day during such period. A notice of the Agent submitted to any Bank with respect to amounts owing under this subsection (a) shall be conclusive, absent manifest error. If such amount is so made available, such payment to the Agent shall constitute such Bank's Loan on the date of Borrowing for all purposes of this Agreement.
If such amount is not made available to the Agent on the Business Day following the Borrowing Date, the Agent will notify the Company of such failure to fund and, upon demand by the Agent, the Company shall pay such amount to the Agent for the Agent's account, together with interest thereon for each day elapsed since the date of such Borrowing, at a rate per annum equal to the interest rate applicable at the time to the Loans comprising such Borrowing.

          (b) The failure of any Bank to make any Loan on any Borrowing Date shall not relieve any other Bank of any obligation hereunder to make a Loan on such Borrowing Date, but no Bank shall be responsible for the failure of any other Bank to make the Loan to be made by such other Bank on any Borrowing Date.

     2.13 Sharing of Payments, Etc. If, other than as expressly provided elsewhere herein, any Bank shall obtain on account of the Loans made by it any payment (whether voluntary, involuntary, through the exercise of any right of set-off, or otherwise) in excess of its Pro Rata Share, such Bank shall immediately (a) notify the Agent of such fact, and (b) purchase from the other Banks such participations in the Loans made by them as shall be necessary to cause such purchasing Bank to share the excess payment pro rata with each of them; provided, however, that if all or any portion of such excess payment is thereafter recovered from the purchasing Bank, such purchase shall to that extent be rescinded and each other Bank shall repay to the purchasing Bank the purchase price paid therefor, together with an amount equal to such paying Bank's ratable share (according to the proportion of (i) the amount of such paying Bank's required repayment to (ii) the total amount so recovered from the purchasing Bank) of any interest or other amount paid or payable by the purchasing Bank in respect of the total amount so recovered. The Company agrees that any Bank so purchasing a participation from another Bank may, to the fullest extent permitted by law, exercise all its rights of payment (including the right of set-off, but subject to Section 10.9) with respect to such participation as fully as if such Bank were the direct creditor of the Company in the amount of such participation. The Agent will keep records (which shall be conclusive and binding in the absence of manifest error) of participations purchased under this Section and will in each case notify the Banks following any such purchases or repayments.


                                  ARTICLE III

                     TAXES, YIELD PROTECTION AND ILLEGALITY

       3.1  Taxes.

          (a) Any and all payments by the Company to each Bank or the Agent under this Agreement and any other Loan Document shall be made free and clear of, and without deduction or withholding for, any Taxes. In addition, the Company shall pay all Other Taxes and Further Taxes.

          (b) If the Company shall be required by law to deduct or withhold any Taxes, Other Taxes or Further Taxes from or in respect of any sum payable hereunder to any Bank or the Agent, then:

               (i) the sum payable shall be increased as necessary so that, after making all required deductions and withholdings (including deductions and withholdings applicable to additional sums payable under this Section) such Bank or the Agent, as the case may be, receives and retains an amount equal to the sum it would have received and retained had no such deductions or withholdings been made;

               (ii)  the Company shall make such deductions and withholdings;

               (iii) the Company shall pay the full amount deducted or withheld to the relevant taxing authority or other authority in accordance with applicable law; and

               (iv) the Company shall also pay to each Bank or the Agent for the account of such Bank, at the time interest is paid, Further Taxes in an amount that the respective Bank specifies as necessary to preserve the after-tax yield the Bank would have received if such Taxes, Other Taxes or Further Taxes had not been imposed.

          (c) The Borrower agrees to indemnify and hold harmless each Bank and the Agent for the full amount of (i) Taxes, (ii) Other Taxes, and (iii) Further Taxes in the amount that the respective Bank reasonably specifies as necessary to preserve the after-tax yield said Bank would have received if such Taxes, Other Taxes or Further Taxes had not been imposed, and any liability (including penalties, interest, additions to tax and expenses) arising therefrom or with respect thereto, whether or not such Taxes, Other Taxes or Further Taxes were correctly or legally asserted. Payment under this indemnification shall be made within 30 days after the date a Bank or the Agent makes written demand therefor.

          (d) Within 30 days after the date of any payment by the Company of Taxes, Other Taxes or Further Taxes, the Borrowers shall furnish to each Bank or the Agent the original or a certified copy of a receipt evidencing payment thereof, or other evidence of payment satisfactory to such Bank or the Agent.

          (e) If the Company is required to pay additional amounts to any Bank or the Agent pursuant to Section 3.1(b) or (c) then such Bank shall use reasonable efforts (consistent with legal and regulatory restrictions) to change the jurisdiction of its Lending Office so as to eliminate any such additional payment by the Borrowers which may thereafter accrue, if such change in the sole judgment of such Bank is not otherwise disadvantageous to such Bank.

     3.2  Illegality.

          (a) If any Bank determines that the introduction of any Requirement of Law, or any change in any Requirement of Law, or in the interpretation or administration of any Requirement of Law, has made it unlawful, or that any central bank or other Governmental Authority has asserted that it is unlawful, for any Bank or its applicable Lending Office to make Offshore Rate Loans (including Offshore Rate Loans in any Applicable Currency), then, on notice thereof by the Bank to the Company through the Agent, any obligation of that Bank to make Offshore Rate Loans shall be suspended until the Bank notifies the Agent and the Borrowers that the circumstances giving rise to such determination no longer exist.

          (b) If a Bank determines that it is unlawful to maintain any Offshore Rate Loan, the Company shall, upon its receipt of notice of such fact and demand from such Bank (with a copy to the Agent), prepay in full such Offshore Rate Loans of that Bank then outstanding, together with interest accrued thereon and amounts required under Section 3.4, either on the last day of the Interest Period thereof, if the Bank may lawfully continue to maintain such Offshore Rate Loans to such day, or immediately, if the Bank may not lawfully continue to maintain such Offshore Rate Loan. If the Company is required to so prepay any Offshore Rate Loan, then concurrently with such prepayment, the Company shall borrow from the affected Bank, in the amount of such repayment, a Base Rate Loan.

          (c) If the obligation of any Bank to make or maintain Offshore Rate Loans has been so terminated or suspended, the Company may elect, by giving notice to the Bank through the Agent that all Loans which would otherwise be made by the Bank as Offshore Rate Loans shall be instead Base Rate Loans.

          (d) Before giving any notice to the Agent under this Section, the affected Bank shall designate a different Lending Office with respect to its Offshore Rate Loans if such designation will avoid the need for giving such notice or making such demand and will not, in the judgment of the Bank, be illegal or otherwise disadvantageous to the Bank.

     3.3  Increased Costs and Reduction of Return.

          (a) If any Bank determines that, due to either (i) the introduction of or any change in or in the interpretation of any law or regulation after the Closing Date or (ii) the compliance by that Bank with any guideline or request from any central bank or other Governmental Authority after the Closing Date (whether or not having the force of law), there shall be any increase in the cost to such Bank of agreeing to make or making, funding or maintaining any Offshore Rate Loans, then the Company shall be liable for, and shall from time to time, within 10 days after demand (with a copy of such demand to be sent to the Agent), pay to the Agent for the account of such Bank, additional amounts as are sufficient to compensate such Bank for such increased costs.

          (b) If any Bank shall have determined that (i) the introduction after the Closing Date of any Capital Adequacy Regulation, (ii) any change after the Closing Date in any Capital Adequacy Regulation, (iii) any change after the Closing Date in the interpretation or administration of any Capital Adequacy Regulation by any central bank or other Governmental Authority charged with the interpretation or administration thereof, or (iv) compliance by the Bank (or its Lending Office) or any corporation controlling the Bank with any Capital Adequacy Regulation adopted after the Closing Date, affects or would affect the amount of capital required or expected to be maintained by the Bank or any corporation controlling the Bank and (taking into consideration such Bank's or such corporation's policies with respect to capital adequacy and such Bank's desired return on capital) determines that the amount of such capital is increased as a consequence of its Commitment, loans, credits or obligations under this Agreement, then, upon demand of such Bank to the Company through the Agent, the Borrowers shall pay to the Bank, from time to time as specified by the Bank, additional amounts sufficient to compensate the Bank for such increase.

     3.4 Funding Losses. The Company shall reimburse each Bank and hold each Bank harmless from any loss or expense which the Bank may sustain or incur as a consequence of:

          (a) the failure of the Company to make on a timely basis any payment of principal of any Offshore Rate Loan;

          (b) the failure of the Company to borrow, continue or convert a Loan after the Company has given (or is deemed to have given) a Notice of Borrowing or a Notice of Conversion/Continuation;

          (c) the failure of the Company to make any prepayment of any Loan in accordance with any notice delivered under Section 2.6;

          (d) the prepayment or other payment (including after acceleration thereof) of any Offshore Rate Loan on a day that is not the last day of the relevant Interest Period; or

          (e) the automatic conversion under Section 2.4 of any Offshore Rate Loan to a Base Rate Loan on a day that is not the last day of the relevant Interest Period;

including any such loss or expense arising from the liquidation or reemployment of funds obtained by it to maintain its Offshore Rate Loans or from fees payable to terminate the deposits from which such funds were obtained.

       3.5 Inability to Determine Rates. If the Majority Banks determine that for any reason adequate and reasonable means do not exist for determining the Offshore Rate for any requested Interest Period with respect to a proposed Offshore Rate Loan, or that the Offshore Rate for any requested Interest Period with respect to a proposed Offshore Rate Loan does not adequately and fairly reflect the cost to such Banks of funding such Loan, the Agent will promptly so notify the Company and each Bank. Thereafter, the obligation of the Banks to make or maintain Offshore Rate Loans hereunder shall be suspended until the Agent upon the instruction of the Majority Banks revokes such notice in writing. Upon receipt of such notice, the Company may revoke any Notice of Borrowing or Notice of Conversion/Continuation then submitted by it. If the Company does not revoke such Notice, the Banks shall make, convert or continue the Loans, as proposed by the Company, in the amount specified in the applicable notice submitted by the Company, but such Loans shall be made, converted or continued as Base Rate Loans instead of Offshore Rate Loans.

       3.6 Certificates of Banks. Any Bank claiming reimbursement or compensation under this Article III shall deliver to the Borrowers (with a copy to the Agent) a certificate setting forth in reasonable detail the amount payable to the Bank hereunder and such certificate shall be conclusive and binding on the Borrowers in the absence of manifest error. In determining the amount payable to the Bank pursuant to this Article III, each Bank shall act reasonably and in good faith and will, to the extent the increased costs or reductions in amounts received or receivable relate to such Bank's loans in general (including the Loans) and are not specifically attributable to the Loans and other amounts due hereunder, use averaging and attribution methods which are reasonable and which cover all loans similar to the Loans made by such Bank.

       3.7 Substitution of Banks. Upon the receipt by the either Borrower from any Bank (an "Affected Bank") of a claim for compensation under Section 3.1, 3.2 or 3.3, the Company may: (i) request the Affected Bank to cooperate with the Company in its efforts to obtain a replacement bank or financial institution satisfactory to the Company to acquire and assume all or a ratable part of all of such Affected Bank's Loans and Commitment (a "Replacement Bank"); (ii) request one more of the other Banks to acquire and assume all or part of such Affected Bank's Loans and Commitment; or (iii) designate a Replacement Bank. Any such designation of a Replacement Bank under clause (i) or (iii) shall be subject to the prior written consent of the Agent (which consent shall not be unreasonably withheld).

     3.8  Survival.  The agreements and obligations of the Borrowers in this
Article III shall survive the payment of all other Obligations.


                                   ARTICLE IV

                              CONDITIONS PRECEDENT

       4.1 Conditions of Initial Loans. The obligation of each Bank to make its initial Loan hereunder is subject to the condition that the Agent have received on or before the Closing Date all of the following, in form and substance satisfactory to the Agent and each Bank, and in sufficient copies for each Bank:

          (a) Credit Agreement. This Agreement executed by each party thereto;

          (b)      Resolutions; Incumbency.

               (i) Copies of the resolutions of the board of directors of the Company authorizing the transactions contemplated hereby, certified as of the Closing Date by the Secretary or an Assistant Secretary of the Company; and

               (ii) A certificate of the Secretary or Assistant Secretary of the Company certifying the names and true signatures of the officers of the Company authorized to execute, deliver and perform, as applicable, this Agreement, and all other Loan Documents to be delivered by it hereunder;

          (c) Legal Opinion. An opinion of Quarles & Brady, counsel to the Company and addressed to the Agent and the Banks, substantially in the form of Exhibit C;

          (d) Payment of Fees. Evidence of payment by the Company of all accrued and unpaid fees, costs and expenses to the extent then due and payable on the Closing Date, together with Attorney Costs of BofA to the extent invoiced prior to or on the Closing Date, plus such additional amounts of Attorney Costs as shall constitute BofA's reasonable estimate of Attorney Costs incurred or to be incurred by it through the closing proceedings

(provided that such estimate shall not thereafter preclude final settling of accounts between the Company and BofA); including any such costs, fees and expenses arising under or referenced in Sections 2.9 and 9.4;

          (e) Certificate. A certificate signed by a Responsible Officer, dated as of the Closing Date, stating that:

               (i) the representations and warranties contained in Article V are true and correct on and as of such date, as though made on and as of such date;

               (ii) no Default or Event of Default exists or would result from the initial Borrowing; and

               (iii) No event or circumstance that has resulted or could reasonably be expected to result in a Material Adverse Effect has occurred with respect to the Company and its Subsidiaries since August 31, 1996 or with respect to Versa and its Subsidiaries since March 31, 1997; and

     (f) Pro Forma Financial Statement. A proforma financial statement and compliance certificate as of August 31, 1997 of the Company and its Subsidiaries, giving effect to the Versa Acquisition in form satisfactory to the Banks.

     (g) Other Documents. Such other approvals, opinions, documents or materials as the Agent or any Bank may reasonably request.

     4.2 Other Conditions to Initial Loans. The obligation of each Bank to make its initial Loan hereunder shall be subject, in addition to the conditions set forth in Section 4.1, to the following conditions:

     (a) Versa Acquisition. The Versa Acquisition shall have occurred pursuant to the terms of the Versa Merger Agreement without material amendment or waiver.

     (b) Governmental Approvals. All governmental, shareholder and third party consents, including Hart-Scott-Rodino clearance, and approvals necessary in connection with the Versa

Acquisition, the financing contemplated hereby and the continued operations of the business of the Company and its Subsidiaries shall have been obtained and be in full force and effect, and all applicable waiting periods shall have expired without any action being taken or threatened by any competent authority which would restrain, prevent or otherwise impose adverse conditions upon the Versa Acquisition.

          (c) Certificate. Company shall have delivered a certificate of its chief financial officer to the effect that all the conditions set forth in
Section 4.2(a) - (b) above shall have been accomplished.

     4.3 Conditions to All Borrowings. The obligation of each Bank to make any Loan to be made by it (including its initial Loan) is subject to the satisfaction of the following conditions precedent on the relevant Borrowing
Date:

          (a) Notice of Borrowing. The Agent shall have received (with, in the case of the initial Loan only, a copy for each Bank) a Notice of Borrowing;

          (b) Continuation of Representations and Warranties. The representations and warranties (excluding except in the case of the initial Loan hereunder, Sections 5.6 and 5.8) in Article V shall be true and correct on and as of such Borrowing Date with the same effect as if made on and as of such Borrowing Date; and

          (c) No Existing Default. No Default or Event of Default shall exist or shall result from such Borrowing.

Each Notice of Borrowing submitted by the Company hereunder shall constitute a representation and warranty by the Company hereunder, as of the date of each such notice and as of each Borrowing Date, that the conditions in Section 4.3 are satisfied.

                                   ARTICLE V

                         REPRESENTATIONS AND WARRANTIES

       To induce the Banks to enter into this Agreement and to make Loans hereunder, the Company represents and warrants to the Agent and the Banks as follows:

       5.1 Organization, etc. The Company, Versa and their respective Subsidiaries are corporations duly incorporated, validly existing and in good standing (or similar concept under applicable state law) under the laws of the jurisdiction of their respective incorporation. Each of the Company, Versa and each Subsidiary of the Company or Versa is duly qualified to do business, and is in good standing, in all other jurisdictions where failure to so qualify would have a Material Adverse Effect. Each of the Company, Versa and each Subsidiary of the Company or Versa has all requisite corporate power to own or lease the properties used in its business and to carry on its business as now being conducted. The Company has full power and authority as proposed to be conducted, and to execute and deliver this Agreement and the other Loan Documents and to engage in the transactions contemplated by this Agreement.

       5.2 Authorization; No Conflict. The execution and delivery of this Agreement, the borrowings hereunder, the execution and delivery of the other Loan Documents, and the performance by the Company of its obligations under this Agreement and the other Loan Documents are within the Company's corporate powers, have been duly authorized by all necessary corporate action, have received all necessary governmental and regulatory approval, and do not and will not contravene or conflict with, or result in the creation or imposition of a lien under, any provision of law or of the charter or by-laws of the Company or of any agreement, instrument, order or decree that is binding upon the Company or any Subsidiary.

       5.3 Validity and Binding Nature. This Agreement and each other Loan Document constitute the legal, valid, and binding obligations of the Company enforceable against the Company in accordance with their respective terms, except to the extent enforceability thereof is limited by bankruptcy, insolvency or other laws relating to, or affecting the enforcement of, creditors' rights in general, and by general principles of equity.

       5.4  Financial Statements.

     (a) All balance sheets, all statements of earnings, stockholders' equity and cash flow, and all other financial information which have been furnished by or on behalf of the Company to the Agent and the Banks, including (i) the audited consolidated balance sheet at August 31, 1996 and the related audited consolidated statements of earnings, stockholders' equity and cash flow, for the Fiscal Year then ended, of the Company and its Subsidiaries, certified by Deloitte & Touche LLP, and (ii) the unaudited consolidated balance sheet dated May 31, 1997 and the related unaudited consolidated statements of earnings and cash flow, for the Fiscal Quarter then ended, of the Company and its Subsidiaries, as appearing in the report of the Company on Form 10-Q for such Fiscal Quarter filed by the Company with the U.S. Securities and Exchange Commission, have been prepared in accordance with GAAP consistently applied, except where not applicable thereto or as otherwise disclosed therein, throughout the periods involved and present fairly (subject to normal year-end adjustments, if applicable) the financial condition of the Company and its Subsidiaries, as at the dates thereof and the results of their operations for the periods then ended. The Company and its Subsidiaries did not have as of such dates any material contingent liability or liabilities for taxes, long-term leases or unusual forward or long-term commitments which are not reflected in the financial statements described above, and which, in accordance with GAAP, should have been reflected in such financial statements.

     (b) With respect to any representation and warranty which is deemed to be made after the date hereof by the Company, the balance sheet and statements of earnings, shareholders' equity and cash flow, which as of such date shall most recently have been furnished by or on behalf of the Company to the Banks for the purposes of or in connection with this Agreement shall have been prepared in accordance with GAAP consistently applied (except as disclosed therein), and shall present fairly the consolidated financial condition of the corporations covered thereby as at the dates thereof for the periods then ended, subject, in the case of quarterly financial statements, to normal year-end audit adjustments.

          (c) To the best of the Company's knowledge, all balance sheets, all statements of earnings, stockholders' equity and cash flow, and all other financial information furnished by or on behalf of Versa to the Agent and the Banks, including (i) the audited consolidated balance sheet at March 31, 1997 and the related audited consolidated statements of earnings, stockholders' equity and cash flow, for the fiscal year then ended, of Versa and its Subsidiaries, certified by Deloitte and Touche LLP and (ii) the unaudited consolidated balance sheet dated June 30, 1997 and the related unaudited consolidated statements of earnings and cash flow, for the Fiscal Quarter then ended, of Versa and its Subsidiaries, as appearing in the report of Versa on Form 10-Q for such fiscal quarter filed by the Versa with the U.S. Securities and Exchange Commission, have been prepared in accordance with GAAP consistently applied, except where not applicable thereto or as otherwise disclosed therein, throughout the periods involved and present fairly (subject to normal year-end adjustments, if applicable) the financial condition of Versa and its Subsidiaries, as at the dates thereof and the results of their operations for the periods then ended. The best of the Company's knowledge, Versa and its Subsidiaries did not have as of such dates any material contingent liability or liabilities for taxes, long-term leases or unusual forward or long-term commitments which are not reflected in the financial statements described above, and which, in accordance with GAAP, should have been reflected in such financial statements.

     5.5 No Material Adverse Change. No event has occurred or condition has arisen that has had or is reasonably likely to have a Material Adverse Effect since August 31, 1996 with respect to the Company and its Subsidiaries or March 31, 1997 with respect to Versa and its Subsidiaries.

     5.6 Litigation and Contingent Liabilities. To the best of the Company's knowledge, no litigation (including, without limitation, derivative actions), arbitration proceedings or governmental or regulatory proceedings are pending or threatened against the Company, Versa or their respective Subsidiaries that would, if adversely determined, be reasonably likely to have a Material Adverse Effect, except as set forth in Item 5.6 of the Disclosure Schedule. Other than any liability incident to such litigation or proceedings, neither the Company, Versa, nor any Subsidiary of the Company or Versa has any material contingent liabilities not provided for or disclosed in the financial statements referred to in Section 5.4.

       5.7 Liens. None of the assets of the Company or any Subsidiary is subject to any Lien, except as permitted by Article VI and except as set forth in Item 5.7 to the Disclosure Schedule.

       5.8 Subsidiaries. Item 5.8 of the Disclosure Schedule correctly sets forth the corporate name, jurisdiction of incorporation and ownership of each Subsidiary of the Company and of Versa. Such Subsidiaries and each corporation becoming a Subsidiary of the Company after the date hereof is and will be a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, and each Subsidiary of the Company is and will be duly qualified to do business in each other jurisdiction where failure to so qualify would have a Material Adverse Effect.

       5.9 Pension and Welfare Plans. During the twelve-consecutive-month period prior to the date of the execution and delivery of this Agreement or the making of any Loan hereunder, no steps have been taken to terminate any Pension Plan, and no contribution failure has occurred with respect to any Pension Plan sufficient to give rise to a lien under Section 302(f) of ERISA. No condition exists or event or transaction has occurred with respect to any Pension Plan which could result in the incurrence by the Company of any material liability, fine or penalty. Except as disclosed Footnote L of the 1996 Annual Report, neither the Company nor Versa has any contingent liability with respect to any post-retirement benefit under a Welfare Plan, other than liability for continuation coverage described in Part 6 of subtitle B of title I of ERISA.

       5.10 Regulated Industry. Neither the Company nor any Subsidiary is (a) an "investment company" or a company "controlled" by an "investment company", within the meaning of the Investment Company Act of 1940, as amended, or (b) a "holding company", or a "subsidiary company" of a "holding company", or an "affiliate" of a "holding company" or of a "subsidiary company" of a "holding company", within the meaning of the Public Utility Holding Company Act of 1935, as amended.

       5.11 Regulations G, U and X. Neither the Company nor any Subsidiary is engaged principally, or as one of its important activities, in the business of extending credit for the purpose of purchasing or carrying Margin Stock, and no proceeds of any Loan will be used for the purpose, whether immediate, incidental or ultimate, of purchasing or carrying any Margin Stock or maintaining or extending credit to others for such purpose.

       5.12 Taxes. Each of the Company, Versa and each Subsidiary of the Company and of Versa has filed all federal and all other material tax returns and reports required by law to have been filed by it and has paid all taxes and governmental charges thereby shown to be owing, except any such taxes or charges which are being diligently contested in good faith by appropriate proceedings and for which adequate reserves shall have been set aside on its books.

       5.13 Environmental and Safety Matters. The Company, Versa and each Subsidiary of the Company and of Versa is in substantial compliance with all federal, state and local laws, ordinances and regulations relating to safety and industrial hygiene or to environmental condition, including, without limitation, all Environmental Laws in jurisdictions in which the Company, Versa or any such Subsidiary owns or operates, or has owned or operated, a facility or site, or arranges or has arranged for disposal or treatment of Hazardous Material, accepts or has accepted for transport any Hazardous Material or holds or has held any interest in real property or otherwise, except as disclosed on
Item 5.13 of the Disclosure Schedule, and, except as disclosed in items 2, 3 and 15 of Item 5.13 of the Disclosure Schedule, none of the matters disclosed on such Schedule has had or is reasonably likely to have a Material Adverse Effect. No demand, claim, notice, suit, suit in equity, action, administrative action, investigation or inquiry, whether brought by any governmental authority, private person or entity or otherwise, arising under, relating to or in connection with any

Environmental Laws is pending or, to the best of the Company's knowledge, after due investigation, threatened against the Company, Versa or any of their respective Subsidiaries, any real property in which the Company, Versa or any such Subsidiary holds or has held an interest or any past or present operation of the Company, Versa or any such Subsidiary, except as disclosed on Item 5.13 of the Disclosure Schedule, and, except as disclosed in items 2, 3 and 15 of
Item 5.13 of the Disclosure Schedule, none of the matters disclosed on such Schedule has had or is reasonably likely to have a Material Adverse Effect. Neither the Company, Versa nor any of its Subsidiaries (i) is, to the best of the Company's knowledge, after due investigation, the subject of any federal or state investigation evaluating whether any remedial action is needed to respond to a Release of any Hazardous Material into the environment, (ii) has received any notice of any Hazardous Material in or upon any of its properties in violation of any Environmental Laws, or (iii) knows of any basis for any such investigation, notice or violation, except as disclosed on Item 5.13 of the Disclosure Schedule, and, except as disclosed in items 2, 3 and 15 of Item 5.13 of the Disclosure Schedule, none of the matters disclosed on such Schedule has had or is reasonably likely to have a Material Adverse Effect. No Release, threatened Release or disposal of Hazardous Material is occurring or has occurred on, under or to any real property in which the Company, Versa or any of its Subsidiaries holds any interest or performs any of its operations in violation of any Environmental Law except as disclosed on Item 5.13 of the Disclosure Schedule, and, except as disclosed in items 2, 3 and 15 of Item 5.13 of the Disclosure Schedule, none of the matters disclosed on such Schedule has had or is reasonably likely to have a Material Adverse Effect.

     5.14 Compliance with Law. Except as otherwise disclosed in Item 5.14 the Disclosure Schedule, each of the Company, Versa and each Subsidiary of the Company and of Versa is in compliance with all statutes, judicial and administrative orders, permits and governmental rules and regulations which are material to its business or the non-compliance with which has had or is reasonably likely to have a Material Adverse Effect.

     5.15 Information. All information heretofore or contemporaneously herewith furnished by the Company, Versa or any

Subsidiary of the Company or Versa to any Bank for purposes of or in connection with this Agreement and the transactions contemplated hereby is, and all information hereafter furnished by or on behalf of the Company, Versa or any Subsidiary of the Company or Versa to any Bank pursuant hereto or in connection herewith will be, true and accurate in every material respect on the date as of which such information is dated or certified, and such information, taken as a whole, does not and will not omit to state any material fact necessary to make such information, taken as a whole, not misleading.

     5.16 Ownership of Properties. Each of the Company, Versa and each Subsidiary of the Company and of Versa owns good and marketable title to or holds valid leasehold interests in all of its material properties and assets, real and personal, of any nature whatsoever, free and clear of all Liens except as permitted pursuant to Article VI and none of them are in default beyond the expiration of any applicable grace period of any material obligation under any leases creating any of their leasehold interests in real property, and none of such property is subject to any Lien except as permitted pursuant to Article VI.

     5.17 Patents, Trademarks, etc. Each of the Company, Versa and each Subsidiary of the Company and of Versa owns or licenses and possesses all such patents, patent rights, trademarks, trademark rights, trade names, trade name rights, service marks, service mark rights and copyrights as the Company considers necessary for the conduct of the businesses of the Company, Versa and such Subsidiaries as now conducted without, individually or in the aggregate, any infringement upon rights of other persons which would be reasonably likely to have a Materially Adverse Effect, except as may be disclosed in Item 5.17 of the Disclosure Schedule.

     5.18 Insurance. The Company, Versa and their Subsidiaries maintain with responsible insurance companies insurance (including insurance against claims and liabilities arising out of the manufacture or distribution of any products) with respect to their properties and businesses against such casualties and contingencies and of such types and in such amounts as is customary in the case of similar businesses, except as may be disclosed in Item
5.18 of the Disclosure Schedule.

     5.19 Versa Merger Agreement. The representations and warranties contained in the Versa Merger Agreement (a true and correct copy of which Versa Merger Agreement, together with all schedules and exhibits thereto, has been delivered to the Banks), are true and correct in all respects except where the failure to be so true and correct, upon consummation of the Versa Acquisition, could not reasonably be expected to have a Material Adverse Effect. As of the date of the Versa Acquisition, (i) the Company shall have taken all necessary corporate actions to authorize the Versa Acquisition; and (ii) no representation made by Versa or the Company in any notices or filings with the shareholders of the Company or of Versa, with the SEC or any applicable state securities commissions or with any governmental authority, including, without limitation, any representations concerning any agreement with, or financing provided by, the Banks, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading as of the time when made or delivered. Any representation or warranty by the Company under this Section 5.19 as to the representations and warranties of Versa in the Versa Merger Agreement shall be made to the best of the knowledge of the Company.

     5.20    Solvency.        The Company, before and after giving effect to the
Versa Acquisition, is Solvent.


                                   ARTICLE VI

                                   COVENANTS

     The Company covenants and agrees that, from and after the date hereof and thereafter until all Obligations are paid in full and this Agreement is terminated, it shall duly keep, perform and observe each and every covenant on its part to be performed as set forth in that certain Multicurrency Credit Agreement dated as of August 22, 1995 among the Company, Applied Power Finance S.A., various institutions, and the Agent as in effect on the date hereof (the "Existing Credit Agreement"). All of such covenants, together with related definitions and ancillary provisions, are hereby incorporated into this Agreement by reference, mutatis mutandis, as if such terms were set forth in this Agreement in full, without regard to any amendment, modification or termination of the Existing Credit Agreement after the date hereof, without regard to any expiration of any commitment thereunder and without regard to the final payment in full of any obligations of the Company or any other person or entity thereunder; provided, however that the definition of "Permitted Receivables Securitization" shall be amended by the deletion of the number "$50,000,000" and the substitution of the number "$75,000,000." If the Existing Credit Agreement and any covenant incorporated herein by reference requires the Company to obtain the consent of any agent, lender or lenders, then, for the purpose of this Agreement, the Company shall be required to obtain the consent of the Majority Banks.


                                  ARTICLE VII

                       EVENTS OF DEFAULT AND THEIR EFFECT


     7.1 Events of Default. Each of the following shall constitute an Event of Default under this Agreement:

          (a) Non-Payment of Loans, etc. Default in the payment when due of the principal of any Loan; or default, and continuance thereof for five Business Days, in the payment when due of any interest on any Loan or any fees or other amounts payable by the Company hereunder.

          (b) Non-Payment of Other Indebtedness for Borrowed Money. Default in the payment when due (subject to any applicable grace period), whether by acceleration or otherwise, of any other Debt of, or guaranteed by, the Company or any Subsidiary in excess in the aggregate of $2,000,000; or default in the performance or observance of any obligation or condition with respect to any such other indebtedness in excess in the aggregate of $2,000,000 if the effect of such default is to accelerate the maturity of any such indebtedness or to permit the holder or holders thereof, or any trustee or agent for such holders, to cause such indebtedness to become due and payable prior to its expressed maturity.

          (c) Warranties. Any warranty made by the Company herein is breached, or is false or misleading, in any material respect, or any schedule, certificate, financial statement, report, notice or other writing furnished by the Company to the Agent or any Bank is false or misleading in any material respect on the date as of which the facts therein set forth are stated or certified.

          (d) Bankruptcy, Insolvency, etc. The Company or any Subsidiary becomes insolvent (it being understood that a Subsidiary shall not be deemed to be insolvent solely because it has negative net worth) or generally fails to pay, or admits in writing its inability to pay, debts as they become due; or the Company or any Subsidiary applies for, consents to or acquiesces in the appointment of a trustee, receiver or other custodian for the Company or such Subsidiary or any property thereof, or makes a general assignment for the benefit of creditors; or, in the absence of such application, consent or acquiescence, a trustee, receiver or other custodian is appointed for the Company or any Subsidiary or for a substantial part of its property and is not discharged within 30 days; or any bankruptcy, reorganization, debt arrangement or other case or proceeding under any bankruptcy or insolvency law, or any dissolution or liquidation proceeding (except the voluntary dissolution, not under any bankruptcy or insolvency law, of a Subsidiary), is commenced in respect of the Company or any Subsidiary, and, if such case or proceeding is not commenced by the Company or such Subsidiary, it is consented to or acquiesced in by the Company or such Subsidiary or remains for 30 days undismissed; or the Company or any Subsidiary takes any corporate action to authorize, or in furtherance of, any of the foregoing.

          (e) Non-Compliance with Certain Covenants. Failure by the Company to comply with or to perform any provision of Sections 6.6 through 6.10, 6.16, 6.18 or 6.19 of the Existing Credit Agreement as incorporated herein by reference.

          (f) Non-Compliance with Other Provisions of this Agreement. Failure by the Borrowers to comply with or to perform any provision of this Agreement (if such failure does not constitute an Event of Default under any of the other provisions of this Section 7.1), and continuance of such failure for 30 days after notice thereof to the Company from the Agent or any Bank.

          (g) Pension Plans. (i) Institution of any steps by the Company or any other Person to terminate a Pension Plan if as a result of such termination the Company could be required to make a contribution to such Pension Plan, or could incur a liability or obligation to such Pension Plan, in excess of $1,000,000, or (ii) a contribution failure occurs with respect to any Pension Plan sufficient to give rise to a Lien under section 302(f) of ERISA.

          (h) Judgments. Final judgments which exceed an aggregate of $2,000,000 (excluding any portion thereof which is covered by insurance maintained with a responsible insurance company which has accepted a tender of defense and indemnification without reservation of rights) shall be rendered against the Company or any Subsidiary and shall not have been discharged or vacated or had execution thereof stayed pending appeal within 30 days after entry or filing of such judgments.

          (i)  Change of Control.  A Change of Control shall occur.

          (j) Material Adverse Effect. Any event shall occur which, in the reasonable opinion of the Majority Banks, has had or is reasonably likely to have a Material Adverse Effect.

     7.2     Effect of Event of Default.  If any Event of Default described in
Section 7.1(d) shall occur, the Commitments (if they have not theretofore terminated) shall immediately terminate and all Loans and all interest and other amounts due hereunder shall become immediately due and payable, all without presentment, demand or notice of any kind (all of which are hereby expressly waived by the Company); and, in the case of any other Event of Default, the Agent may with the consent of the Majority Banks, and shall upon written request of the Majority Banks, declare the Commitments (if they have not theretofore terminated) to be terminated and/or all Loans and all interest and other amounts due hereunder to be due and payable, whereupon the Commitments (if they have not theretofore terminated) shall immediately terminate and/or all Loans and all interest and other amounts due hereunder shall become immediately due and payable, all without presentment, demand or notice of any kind (all of which are hereby expressly waived by the Company). The Agent shall promptly advise the Company and each Bank of any such declaration, but failure to do so shall not impair the effect of such declaration. Notwithstanding the foregoing, the effect as an Event of Default of any event described in Section 7.1(a) or Section 7.1(d) may be waived by the written concurrence of all of the Banks, and the effect as an Event of Default of any other event described in Section 7.1 may be waived by the written concurrence of the Majority Banks.


                                  ARTICLE VIII

                                   THE AGENT

     8.1 Appointment and Authorization. Each Bank hereby irrevocably (subject to Section 8.9) appoints, designates and authorizes the Agent to take such action on its behalf under the provisions of this Agreement and each other Loan Document and to exercise such powers and perform such duties as are expressly delegated to it by the terms of this Agreement or any other Loan Document, together with such powers as are reasonably incidental thereto. Notwithstanding any provision to the contrary contained elsewhere in this Agreement or in any other Loan Document, the Agent shall not have any duties or responsibilities, except those expressly set forth herein, nor shall the Agent have or be deemed to have any fiduciary relationship with any Bank, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or any other Loan Document or otherwise exist against the Agent.

     8.2 Delegation of Duties. The Agent may execute any of its duties under this Agreement or any other Loan Document by or through agents, employees or attorneys-in-fact and shall be entitled to advice of counsel concerning all matters pertaining to such duties. The Agent shall not be responsible for the negligence or misconduct of any agent or attorney-in-fact that it selects with reasonable care.

     8.3 Liability of Agent. None of the Agent-Related Persons shall (i) be liable for any action taken or omitted to be taken by any of them under or in connection with this Agreement or any other Loan Document or the transactions contemplated hereby (except for its own gross negligence or willful misconduct), or (ii) be responsible in any manner to any of the Banks for any recital, statement, representation or warranty made by the Company or any Subsidiary or Affiliate of the Company, or any officer thereof, contained in this Agreement or in any other Loan Document, or in any certificate, report, statement or other document referred to or provided for in, or received by the Agent under or in connection with, this Agreement or any other Loan Document, or the validity, effectiveness, genuineness, enforceability or sufficiency of this Agreement or any other Loan Document, or for any failure of the Company or any other party to any Loan Document to perform its obligations hereunder or thereunder. No Agent-Related Person shall be under any obligation to any Bank to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this Agreement or any other Loan Document, or to inspect the properties, books or records of the Company or any of the Company's Subsidiaries or Affiliates.

     8.4 Reliance by Agent. (a) The Agent shall be entitled to rely, and shall be fully protected in relying, upon any writing, resolution, notice, consent, certificate, affidavit, letter, telegram, facsimile, telex or telephone message, statement or other document or conversation believed by it to be genuine and correct and to have been signed, sent or made by the proper Person or Persons, and upon advice and statements of legal counsel (including counsel to the Company), independent accountants and other experts selected by the Agent. The Agent shall be fully justified in failing or refusing to take any action under this Agreement or any other Loan Document unless it shall first receive such advice or concurrence of the Majority Banks as it deems appropriate and, if it so requests, it shall first be indemnified to its satisfaction by the Banks against any and all liability and expense which may be incurred by it by reason of taking or continuing to take any such action. The

Agent shall in all cases be fully protected in acting, or in refraining from acting, under this Agreement or any other Loan Document in accordance with a request or consent of the Majority Banks and such request and any action taken or failure to act pursuant thereto shall be binding upon all of the Banks.

          (b) For purposes of determining compliance with the conditions specified in Section 4.1, each Bank that has executed this Agreement shall be deemed to have consented to, approved or accepted or to be satisfied with, each document or other matter either sent by the Agent to such Bank for consent, approval, acceptance or satisfaction, or required thereunder to be consented to or approved by or acceptable or satisfactory to the Bank.

     8.5 Notice of Default. The Agent shall not be deemed to have knowledge or notice of the occurrence of any Default or Event of Default, except with respect to defaults in the payment of principal, interest and fees required to be paid to the Agent for the account of the Banks, unless the Agent shall have received written notice from a Bank or the Company referring to this Agreement, describing such Default or Event of Default and stating that such notice is a "notice of default". The Agent will notify the Banks of its receipt of any such notice. The Agent shall take such action with respect to such Default or Event of Default as may be requested by the Majority Banks in accordance with Article VIII; provided, however, that unless and until the Agent has received any such request, the Agent may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Default or Event of Default as it shall deem advisable or in the best interest of the Banks.

     8.6 Credit Decision. Each Bank acknowledges that none of the Agent-Related Persons has made any representation or warranty to it, and that no act by the Agent hereinafter taken, including any review of the affairs of the Company and its Subsidiaries, shall be deemed to constitute any representation or warranty by any Agent-Related Person to any Bank. Each Bank represents to the Agent that it has, independently and without reliance upon any Agent-Related Person and based on such documents and information as it has deemed appropriate, made its own appraisal of and investigation into the business, prospects, operations, property, financial and other condition and creditworthiness of the Company and its Subsidiaries, and all applicable bank regulatory laws relating to the transactions contemplated hereby, and made its own decision to enter into this Agreement and to extend credit to the Company hereunder. Each Bank also represents that it will, independently and without reliance upon any Agent-Related Person and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit analysis, appraisals and decisions in taking or not taking action under this Agreement and the other Loan Documents, and to make such investigations as it deems necessary to inform itself as to the business, prospects, operations, property, financial and other condition and creditworthiness of the Company. Except for notices, reports and other documents expressly herein required to be furnished to the Banks by the Agent, the Agent shall not have any duty or responsibility to provide any Bank with any credit or other information concerning the business, prospects, operations, property, financial and other condition or creditworthiness of the Company which may come into the possession of any of the Agent-Related Persons.

     8.7 Indemnification. Whether or not the transactions contemplated hereby are consummated, the Banks shall indemnify upon demand the Agent-Related Persons (to the extent not reimbursed by or on behalf of the Company and without limiting the obligation of the Company to do so), pro rata, from and against any and all Indemnified Liabilities; provided, however, that no Bank shall be liable for the payment to the Agent-Related Persons of any portion of such Indemnified Liabilities resulting solely from such Person's gross negligence or willful misconduct. Without limitation of the foregoing, each Bank shall reimburse the Agent upon demand for its ratable share of any costs or out-of-pocket expenses (including Attorney Costs) incurred by the Agent in connection with the preparation, execution, delivery, administration, modification, amendment or enforcement (whether through negotiations, legal proceedings or otherwise) of, or legal advice in respect of rights or responsibilities under, this Agreement, any other Loan Document, or any document contemplated by or referred to herein, to the extent that the Agent is not reimbursed for such expenses by or on behalf of the Company. The undertaking in this Section shall survive the payment of all

Obligations hereunder and the resignation or replacement of the Agent.

     8.8 Agent in Individual Capacity. BofA and its Affiliates may make loans to, issue letters of credit for the account of, accept deposits from, acquire equity interests in and generally engage in any kind of banking, trust, financial advisory, underwriting or other business with the Company and its Subsidiaries and Affiliates as though BofA were not the Agent hereunder and without notice to or consent of the Banks. The Banks acknowledge that, pursuant to such activities, BofA or its Affiliates may receive information regarding the Company or its Affiliates (including information that may be subject to confidentiality obligations in favor of the Company or such Subsidiary) and acknowledge that the Agent shall be under no obligation to provide such information to them. With respect to its Loans, BofA shall have the same rights and powers under this Agreement as any other Bank and may exercise the same as though it were not the Agent, and the terms "Bank" and "Banks" include BofA in its individual capacity.

     8.9 Successor Agent. The Agent may, and at the request of the Majority Banks shall, resign as Agent upon 30 days' notice to the Banks. If the Agent resigns under this Agreement, the Majority Banks shall appoint from among the Banks a successor agent for the Banks which successor agent shall be approved by the Company. If no successor agent is appointed prior to the effective date of the resignation of the Agent, the Agent may appoint, after consulting with the Banks and the Company, a successor agent from among the Banks. Upon the acceptance of its appointment as successor agent hereunder, such successor agent shall succeed to all the rights, powers and duties of the retiring Agent and the term "Agent" shall mean such successor agent and the retiring Agent's appointment, powers and duties as Agent shall be terminated. After any retiring Agent's resignation hereunder as Agent, the provisions of this Article IX and Sections 90.4 and 9.5 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Agent under this Agreement. If no successor agent has accepted appointment as Agent by the date which is 30 days following a retiring Agent's notice of resignation, the retiring Agent's resignation shall nevertheless thereupon become effective and the

Banks shall perform all of the duties of the Agent hereunder until such time, if any, as the Majority Banks appoint a successor agent as provided for above.

     8.10 Withholding Tax. (a) If any Bank is a "foreign corporation, partnership or trust" within the meaning of the Code and such Bank claims exemption from, or a reduction of, U.S. withholding tax under Sections 1441 or 1442 of the Code, such Bank agrees with and in favor of the Agent, to deliver to the Agent:

               (i) if such Bank claims an exemption from, or a reduction of, withholding tax under a United States tax treaty, properly completed IRS Forms 1001 and W-8 before the payment of any interest in the first calendar year and before the payment of any interest in each third succeeding calendar year during which interest may be paid under this Agreement;

               (ii) if such Bank claims that interest paid under this Agreement is exempt from United States withholding tax because it is effectively connected with a United States trade or business of such Bank, two properly completed and executed copies of IRS Form 4224 before the payment of any interest is due in the first taxable year of such Bank and in each succeeding taxable year of such Bank during which interest may be paid under this Agreement, and IRS Form W-9; and

               (iii) such other form or forms as may be required under the Code or other laws of the United States as a condition to exemption from, or reduction of, United States withholding tax.

Such Bank agrees to promptly notify the Agent of any change in circumstances which would modify or render invalid any claimed exemption or reduction.

          (b) If any Bank claims exemption from, or reduction of, withholding tax under a United States tax treaty by providing IRS Form 1001 and such Bank sells, assigns, grants a participation in, or otherwise transfers all or part of the

Obligations of the Company to such Bank, such Bank agrees to notify the Agent of the percentage amount in which it is no longer the beneficial owner of Obligations of the Company to such Bank. To the extent of such percentage amount, the Agent will treat such Bank's IRS Form 1001 as no longer valid.

          (c) If any Bank claiming exemption from United States withholding tax by filing IRS Form 4224 with the Agent sells, assigns, grants a participation in, or otherwise transfers all or part of the Obligations of the Company to such Bank, such Bank agrees to undertake sole responsibility for complying with the withholding tax requirements imposed by Sections 1441 and 1442 of the Code.

          (d) If any Bank is entitled to a reduction in the applicable withholding tax, the Agent may withhold from any interest payment to such Bank an amount equivalent to the applicable withholding tax after taking into account such reduction. If the forms or other documentation required by subsection (a) of this Section are not delivered to the Agent, then the Agent may withhold from any interest payment to such Bank not providing such forms or other documentation an amount equivalent to the applicable withholding tax.

          (e) If the IRS or any other Governmental Authority of the United States or other jurisdiction asserts a claim that the Agent did not properly withhold tax from amounts paid to or for the account of any Bank (because the appropriate form was not delivered, was not properly executed, or because such Bank failed to notify the Agent of a change in circumstances which rendered the exemption from, or reduction of, withholding tax ineffective, or for any other reason) such Bank shall indemnify the Agent fully for all amounts paid, directly or indirectly, by the Agent as tax or otherwise, including penalties and interest, and including any taxes imposed by any jurisdiction on the amounts payable to the Agent under this Section, together with all costs and expenses (including Attorney Costs). The obligation of the Banks under this subsection shall survive the payment of all Obligations and the resignation or replacement of the Agent.

                                   ARTICLE IX

                                 MISCELLANEOUS

     9.1 Amendments and Waivers. No amendment or waiver of any provision of this Agreement or any other Loan Document, and no consent with respect to any departure by the Company therefrom, shall be effective unless the same shall be in writing and signed by the Majority Banks (or by the Agent at the written request of the Majority Banks) and the Company and acknowledged by the Agent, and then any such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given; provided, however, that no such waiver, amendment, or consent shall, unless in writing and signed by all the Banks and the Company and acknowledged by the Agent, do any of the following:

          (a) increase or extend the Commitment of any Bank (or reinstate any Commitment terminated pursuant to Section 8.2);

          (b) postpone or delay any date fixed by this Agreement or any other Loan Document for any payment of principal, interest, fees or other amounts due to the Banks (or any of them) hereunder or under any other Loan Document;

          (c) reduce the principal of, or the rate of interest specified herein on any Loan, or (subject to clause (ii) below) any fees or other amounts payable hereunder or under any other Loan Document;

          (d) change the percentage of the Commitments or of the aggregate unpaid principal amount of the Loans which is required for the Banks or any of them to take any action hereunder; or

          (e) amend this Section, or Section 2.13, or any provision herein providing for consent or other action by all Banks;

and, provided further, that (i) no amendment, waiver or consent shall, unless in writing and signed by the Agent in addition to the Majority Banks or all the Banks, as the case may be, affect the rights or duties of the Agent under this Agreement or any other Loan Document, and (ii) the Fee Letters may be amended, or rights or privileges thereunder waived, in a writing executed by the parties thereto.

     9.2 Notices. (a) All notices, requests and other communications shall be in writing (including, unless the context expressly otherwise provides, by facsimile transmission, provided that any matter transmitted by the Company by facsimile (i) shall be immediately confirmed by a telephone call to the recipient at the number specified on Schedule 9.2, and (ii) shall be followed promptly by delivery of a hard copy original thereof) and mailed, faxed or delivered, to the address or facsimile number specified for notices on Schedule 9.2; or, as directed to the Company or the Agent, to such other address as shall be designated by such party in a written notice to the other parties, and as directed to any other party, at such other address as shall be designated by such party in a written notice to the Company and the Agent.

          (b) All such notices, requests and communications shall, when transmitted by overnight delivery, or faxed, be effective when delivered for overnight (next-day) delivery, or transmitted in legible form by facsimile machine, respectively, or if mailed, upon the third Business Day after the date deposited into the U.S. mail, or if delivered, upon delivery; except that notices pursuant to Article II or IX shall not be effective until actually received by the Agent.

          (c) Any agreement of the Agent and the Banks herein to receive certain notices by telephone or facsimile is solely for the convenience and at the request of the Company. The Agent and the Banks shall be entitled to rely on the authority of any Person purporting to be a Person authorized by the Company to give such notice and the Agent and the Banks shall not have any liability to the Company or other Person on account of any action taken or not taken by the Agent or the Banks in reliance upon such telephonic or facsimile notice. The obligation of the Company to repay the Loans shall not be affected in any way or to any extent by any failure by the Agent and the Banks to receive written confirmation of any telephonic or facsimile notice or the receipt by the Agent and the Banks of a confirmation which is at variance with the terms understood by the Agent and the Banks to be contained in the telephonic or facsimile notice.

     9.3 No Waiver; Cumulative Remedies. No failure to exercise and no delay in exercising, on the part of the Agent or any Bank, any right, remedy, power or privilege hereunder, shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

     9.4  Costs and Expenses.  The Company shall:

          (a) whether or not the transactions contemplated hereby are consummated, pay or reimburse BofA (including in its capacity as Agent) within five Business Days after demand (subject to subsection 4.1(d)) for all costs and expenses incurred by BofA (including in its capacity as Agent) in connection with the development, preparation, delivery, administration and execution of, and any amendment, supplement, waiver or modification to (in each case, whether or not consummated), this Agreement, any Loan Document and any other documents prepared in connection herewith or therewith, and the consummation of the transactions contemplated hereby and thereby, including reasonable Attorney Costs incurred by BofA (including in its capacity as Agent) with respect thereto; and

          (b) pay or reimburse the Agent, the Arranger and each Bank within five Business Days after demand (subject to subsection 4.1(d)) for all costs and expenses (including Attorney Costs) incurred by them in connection with the enforcement, attempted enforcement, or preservation of any rights or remedies under this Agreement or any other Loan Document during the existence of an Event of Default or after acceleration of the Loans (including in connection with any "workout" or restructuring regarding the Loans, and including in any Insolvency Proceeding or appellate proceeding).

     9.5 Indemnity. Whether or not the transactions contemplated hereby are consummated, the Company shall indemnify and hold the Agent-Related Persons, and each Bank and each of its respective officers, directors, employees, counsel, agents and attorneys-in-fact (each, an "Indemnified Person") harmless from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, charges, expenses and disbursements (including Attorney Costs) of any kind or nature whatsoever which may at any time (including at any time following repayment of the Loans and the termination, resignation or replacement of the Agent or replacement of any Bank) be imposed on, incurred by or asserted against any such Person in any way relating to or arising out of this Agreement or any document contemplated by or referred to herein, or the transactions contemplated hereby, or any action taken or omitted by any such Person under or in connection with any of the foregoing, including with respect to any investigation, litigation or proceeding (including any insolvency proceeding or appellate proceeding) related to or arising out of this Agreement or the Loans or the use of the proceeds thereof, whether or not any Indemnified Person is a party thereto (all the foregoing, collectively, the "Indemnified Liabilities"); provided, that the Company shall have no obligation hereunder to any Indemnified Person with respect to Indemnified Liabilities resulting from the gross negligence or willful misconduct of such Indemnified Person. The agreements in this Section shall survive payment of all other Obligations.

     9.6 Payments Set Aside. To the extent that the Company makes a payment to the Agent or the Banks, or the Agent or the Banks exercise their right of set-off, and such payment or the proceeds of such set-off or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside or required (including pursuant to any settlement entered into by the Agent or such Bank in its discretion) to be repaid to a trustee, receiver or any other party, in connection with any Insolvency Proceeding or otherwise, then (a) to the extent of such recovery the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such set-off had not occurred, and (b) each Bank severally agrees to pay to the Agent upon demand its pro rata share of any amount so recovered from or repaid by the Agent.

     9.7 Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, except that the Company may not assign or transfer any of its rights or obligations under this Agreement without the prior written consent of the Agent and each Bank.

     9.8 Assignments, Participations, etc. (a) Any Bank may, with the written consent of the Company at all times other than during the existence of an Event of Default and the Agent, which consents shall not be unreasonably withheld, at any time assign and delegate to one or more Eligible Assignees (provided that no written consent of the Company or the Agent shall be required in connection with any assignment and delegation by a Bank to an Eligible Assignee that is an Affiliate of such Bank) (each an "Assignee") all, or any ratable part of all, of the Loans, the Commitments and the other rights and obligations of such Bank hereunder, in a minimum amount of $5,000,000; provided, however, that the Company and the Agent may continue to deal solely and directly with such Bank in connection with the interest so assigned to an Assignee until (i) written notice of such assignment, together with payment instructions, addresses and related information with respect to the Assignee, shall have been given to the Company and the Agent by such Bank and the Assignee; (ii) such Bank and its Assignee shall have delivered to the Company and the Agent an Assignment and Acceptance in the form of Exhibit E ("Assignment and Acceptance") and (iii) the assignor Bank or Assignee has paid to the Agent a processing fee in the amount of $3,000.

          (b) From and after the date that the Agent notifies the assignor Bank that it has received (and provided its consent with respect to) an executed Assignment and Acceptance and payment of the above-referenced processing fee, (i) the Assignee thereunder shall be a party hereto and, to the extent that rights and obligations hereunder have been assigned to it pursuant to such Assignment and Acceptance, shall have the rights and obligations of a Bank under the Loan Documents, and (ii) the assignor Bank shall, to the extent that rights and obligations hereunder and under the other Loan Documents have been assigned by it pursuant to such Assignment and Acceptance, relinquish its rights and be released from its obligations under the Loan Documents.

          (c) Immediately upon each Assignee's making its processing fee payment under the Assignment and Acceptance, this Agreement shall be deemed to be amended to the extent, but only to the extent, necessary to reflect the addition of the Assignee and the resulting adjustment of the Commitments arising therefrom. The Commitment allocated to each Assignee shall reduce such Commitments of the assigning Bank pro tanto.

          (d) Any Bank may at any time sell to one or more commercial banks or other Persons not Affiliates of the Company (a "Participant") participating interests in any Loans, the Commitment of that Bank and the other interests of that Bank (the "originating Bank") hereunder and under the other Loan Documents; provided, however, that (i) the originating Bank's obligations under this Agreement shall remain unchanged, (ii) the originating Bank shall remain solely responsible for the performance of such obligations, (iii) the Company and the Agent shall continue to deal solely and directly with the originating Bank in connection with the originating Bank's rights and obligations under this Agreement and the other Loan Documents, and (iv) no Bank shall transfer or grant any participating interest under which the Participant has rights to approve any amendment to, or any consent or waiver with respect to, this Agreement or any other Loan Document, except to the extent such amendment, consent or waiver would require unanimous consent of the Banks as described in the first proviso to Section 10.1. In the case of any such participation, the Participant shall be entitled to the benefit of Sections 3.1,
3.3 and 9.5 as though it were also a Bank hereunder, and if amounts outstanding under this Agreement are due and unpaid, or shall have been declared or shall have become due and payable upon the occurrence of an Event of Default, each Participant shall be deemed to have the right of set-off in respect of its participating interest in amounts owing under this Agreement to the same extent as if the amount of its participating interest were owing directly to it as a Bank under this Agreement.

          (e) Notwithstanding any other provision in this Agreement, any Bank may at any time create a security interest in, or pledge, all or any portion of its rights under and interest in this Agreement in favor of any Federal Reserve Bank in accordance with Regulation A of the FRB or U.S. Treasury

Regulation 31 CFR Section 203.14, and such Federal Reserve Bank may enforce such pledge or security interest in any manner permitted under applicable law.

     9.9 Confidentiality. Each Bank agrees to take and to cause its Affiliates to take normal and reasonable precautions and exercise due care to maintain the confidentiality of all information identified as "confidential" or "secret" by the Company and provided to it by the Company or any Subsidiary, or by the Agent on such Company's or Subsidiary's behalf, under this Agreement or any other Loan Document, and neither it nor any of its Affiliates shall use any such information other than in connection with or in enforcement of this Agreement and the other Loan Documents or in connection with other business now or hereafter existing or contemplated with the Company or any Subsidiary; except to the extent such information (i) was or becomes generally available to the public other than as a result of disclosure by the Bank, or (ii) was or becomes available on a non-confidential basis from a source other than the Company, provided that such source is not bound by a confidentiality agreement with the Company known to the Bank; provided, however, that any Bank may disclose such information (A) at the request or pursuant to any requirement of any Governmental Authority to which the Bank is subject or in connection with an examination of such Bank by any such authority; (B) pursuant to subpoena or other court process; (C) when required to do so in accordance with the provisions of any applicable Requirement of Law; (D) to the extent reasonably required in connection with any litigation or proceeding to which the Agent, any Bank or their respective Affiliates may be party; (E) to the extent reasonably required in connection with the exercise of any remedy hereunder or under any other Loan Document; (F) to such Bank's independent auditors and other professional advisors; (G) to any Participant or Assignee, actual or potential, provided that such Person agrees in writing to keep such information confidential to the same extent required of the Banks hereunder; (H) as to any Bank or its Affiliate, as expressly permitted under the terms of any other document or agreement regarding confidentiality to which the Company or any Subsidiary is party or is deemed party with such Bank or such Affiliate; and (I) to its Affiliates.

     9.10 Set-off. In addition to any rights and remedies of the Banks provided by law, if an Event of Default exists or the Loans have been accelerated, each Bank is authorized at any time and from time to time, without prior notice to the Company, any such notice being waived by the Company to the fullest extent permitted by law, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held by, and other indebtedness at any time owing by, such Bank to or for the credit or the account of the Company against any and all Obligations owing to such Bank, now or hereafter existing, irrespective of whether or not the Agent or such Bank shall have made demand under this Agreement or any Loan Document and although such Obligations may be contingent or unmatured. Each Bank agrees promptly to notify the Company and the Agent after any such set-off and application made by such Bank; provided, however, that the failure to give such notice shall not affect the validity of such set-off and application.

     9.11 Notification of Addresses, Lending Offices, Etc. Each Bank shall notify the Agent in writing of any changes in the address to which notices to the Bank should be directed, of addresses of any Lending Office, of payment instructions in respect of all payments to be made to it hereunder and of such other administrative information as the Agent shall reasonably request.

     9.12 Counterparts. This Agreement may be executed in any number of separate counterparts, each of which, when so executed, shall be deemed an original, and all of said counterparts taken together shall be deemed to constitute but one and the same instrument.

     9.13 Severability. The illegality or unenforceability of any provision of this Agreement or any instrument or agreement required hereunder shall not in any way affect or impair the legality or enforceability of the remaining provisions of this Agreement or any instrument or agreement required hereunder.

     9.14 No Third Parties Benefited. This Agreement is made and entered into for the sole protection and legal benefit of the Company, the Banks, the Agent and the Agent-Related Persons, and their permitted successors and assigns, and no other Person shall be a direct or indirect legal beneficiary of, or have any direct or indirect cause of action or claim in connection with, this Agreement or any of the other Loan Documents.

     9.15 Governing Law and Jurisdiction. (a) THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF ILLINOIS; PROVIDED THAT THE AGENT AND THE BANKS SHALL RETAIN ALL RIGHTS ARISING UNDER FEDERAL LAW.

          (b) ANY LEGAL ACTION OR PROCEEDING WITH RESPECT TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT MAY BE BROUGHT IN THE COURTS OF THE STATE OF ILLINOIS OR OF THE UNITED STATES FOR THE NORTHERN DISTRICT OF ILLINOIS, AND BY EXECUTION AND DELIVERY OF THIS AGREEMENT, EACH OF THE COMPANY, THE AGENT AND THE BANKS CONSENTS, FOR ITSELF AND IN RESPECT OF ITS PROPERTY, TO THE NON-EXCLUSIVE JURISDICTION OF THOSE COURTS. EACH OF THE COMPANY, THE AGENT AND THE BANKS IRREVOCABLY WAIVES ANY OBJECTION, INCLUDING ANY OBJECTION TO THE LAYING OF VENUE OR BASED ON THE GROUNDS OF FORUM NON CONVENIENS, WHICH IT MAY NOW OR HEREAFTER HAVE TO THE BRINGING OF ANY ACTION OR PROCEEDING IN SUCH JURISDICTION IN RESPECT OF THIS AGREEMENT OR ANY DOCUMENT RELATED HERETO. THE COMPANY, THE AGENT AND THE BANKS EACH WAIVE PERSONAL SERVICE OF ANY SUMMONS, COMPLAINT OR OTHER PROCESS, WHICH MAY BE MADE BY ANY OTHER MEANS PERMITTED BY ILLINOIS LAW.

     9.16 Waiver of Jury Trial. THE COMPANY, THE BANKS AND THE AGENT EACH WAIVE THEIR RESPECTIVE RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF OR RELATED TO THIS AGREEMENT, THE OTHER LOAN DOCUMENTS, OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, IN ANY ACTION, PROCEEDING OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY OF THE PARTIES AGAINST ANY OTHER PARTY OR ANY AGENT-RELATED PERSON, PARTICIPANT OR ASSIGNEE, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS, OR OTHERWISE. THE COMPANY, THE BANKS AND THE AGENT EACH AGREE THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, THE PARTIES FURTHER AGREE THAT THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS SECTION AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS AGREEMENT OR THE OTHER LOAN DOCUMENTS OR ANY PROVISION HEREOF OR THEREOF. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS,

RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS.

     9.17 Entire Agreement. This Agreement, together with the other Loan Documents, embodies the entire agreement and understanding among the Company, the Banks and the Agent, and supersedes all prior or contemporaneous agreements and understandings of such Persons, verbal or written, relating to the subject matter hereof and thereof.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their proper and duly authorized officers as of the day and year first above written.

                                       APPLIED POWER INC.

                                       By: /s/ Douglas R. Dorszynski
                                          -----------------------------
                                       Title: Vice President, Tax and Treasurer
                                             ---------------------------------

                                    BANK OF AMERICA NATIONAL TRUST
                                    AND SAVINGS ASSOCIATION,
                                    as Agent

                                    By: /s/ Margaret Claggett
                                       --------------------------------
                                    Title: Vice President
                                          -----------------------------

                                    BANK OF AMERICA NATIONAL TRUST
                                    AND SAVINGS ASSOCIATION, as a Bank


                                    By: /s/ Margaret Claggett
                                       --------------------------------
                                    Title: Vice President
                                          -----------------------------

                                 PNC BANK, NATIONAL ASSOCIATION



                                By: /s/ Richard T. Jander
                                    -------------------------
                                Title: Vice President
                                      ----------------------

                              DISCLOSURE SCHEDULE


Item 5.6      -      Litigation
Item 5.7      -      Liens
Item 5.8      -      Subsidiaries
Item 5.13     -      Environmental Matters
Item 5.17     -      Intellectual Property
Item 5.18     -      Insurance

                                  SCHEDULE 2.1




                                  COMMITMENTS

=======================================================================================
                                                                               PRO RATA
BANK                                            COMMITMENT                      SHARE
---------------------------------------------------------------------------------------
Bank of America National Trust and Savings      $70,000,000                      50%
 Association
---------------------------------------------------------------------------------------
PNC Bank, National Association                  $70,000,000                      50%
=======================================================================================






                                Schedule 2.1- 1

                                  SCHEDULE 9.2



OFFSHORE AND DOMESTIC LENDING OFFICES,
ADDRESSES FOR NOTICES



BANK OF AMERICA NATIONAL TRUST
AND SAVINGS ASSOCIATION,
  as Agent

Bank of America National Trust
 and Savings Association
231 South LaSalle Street
Chicago, Illinois 60697

                           Vice President: Margaret Claggett
                           Telephone: (312) 828-1549
                           Facsimile: (312) 987-1276



AGENT'S PAYMENT OFFICE

Bank of America National Trust
 and Savings Association
1850 Gateway Boulevard
Concord, California 94520
ABA No. 121-000-358
For Credit to Account No.: 12336-14489
Attn: Agency Management Services #5596
Ref: Applied Power Inc.


BANK OF AMERICA NATIONAL TRUST
AND SAVINGS ASSOCIATION,
  as a Bank

231 South LaSalle Street
Chicago, Illinois 60697
Attention: Marion Alongi
               Telephone: (312) 828-6212






                                Schedule 9.2- 1

                           Facsimile: (312) 974-9626

Notices (other than Borrowing notices and Notices of Conversion/Continuation):

Bank of America National Trust
 and Savings Association
231 South LaSalle Street
Chicago, Illinois 60697

                           Vice President: Margaret Claggett
                           Telephone: (312) 828-1549
                           Facsimile: (312) 987-1276



PNC BANK NATIONAL ASSOCIATION


Domestic and Offshore Lending Office

Fifth Avenue and Wood Street
Pittsburgh, PA 15221


Notices (other than Borrowing Notices and Notices of Conversion/Continuation)

PNC Bank, National Association
500 West Madison Street
Suite 3140
Chicago, IL 60661
Attention:       Richard T. Jander/Tammy Dunn
                 Telephone: (312) 906-3440/906-3403
                 Facsimile: (312) 906-3420






                                Schedule 9.2- 2

                                   EXHIBIT A

                          FORM OF NOTICE OF BORROWING


Date: _____________, ____

To:  Bank of America National Trust and Savings Association as Agent for the
     Banks parties to the Credit Agreement dated as of                  , 1997
     (as extended, renewed, amended or restated from time to time, the "Credit Agreement") among Applied Power, Inc., certain Banks which are signatories thereto and Bank of America National Trust and Savings Association, as Agent


Ladies and Gentlemen:

     The undersigned, Applied Power, Inc. (the "Company"), refers to the Credit Agreement, the terms defined therein being used herein as therein defined, and hereby gives you notice irrevocably, pursuant to Section 2.3 of the Credit Agreement, of the Borrowing specified below:

           1.  The Business Day of the proposed Borrowing is
     ___________________, 1997.

           2. The aggregate amount of the proposed Borrowing is $_______________.

           3. The Borrowing is to be comprised of $____________of [Base Rate] [Offshore Rate] Loans.

           4. The duration of the Interest Period for the Offshore Rate Loans included in the Borrowing shall be [_____ month(s)].

     The undersigned hereby certifies that the following statements are true on the date hereof, and will be true on the date of the proposed Borrowing, before and after giving effect thereto and to the application of the proceeds therefrom:

           (a)  the representations and warranties of the Company contained in
     Article V of the Credit Agreement are true and correct as though made on and as of such date (except to the extent such representations and warranties relate to an earlier date, in which case they are true and correct as of such date);

           (b) no Default or Event of Default has occurred and is continuing, or would result from such proposed Borrowing.



                                                 APPLIED POWER INC.



                                                 By:____________________

                                                 Title:_________________


Notification to:

Bank of America National Trust
 and Savings Association
Agency Administrative Services #5596
1850 Gateway Blvd.
Concord, CA 94520
Attn: Elizabeth Chao
phone: (510) 675-8395
facsimile: (510) 675-8500

                                  EXHIBIT B

                   FORM OF NOTICE OF CONVERSION/CONTINUATION



                                                  Date:_______________, 1997


To: Bank of America National Trust and Savings Association, as Agent for the Banks parties to the Credit Agreement dated as of ________, 1997 (as extended, renewed, amended or restated from time to time, the "Credit Agreement") among Applied Power Inc., certain Banks which are signatories thereto and Bank of America National Trust and Savings Association, as Agent

Ladies and Gentlemen:

     The undersigned, Applied Power Inc. (the "Company"), refers to the Credit Agreement, the terms defined therein being used herein as therein defined, and hereby gives you notice irrevocably, pursuant to Section 2.4 of the Credit Agreement, of the [conversion] [continuation] of the Loans specified herein, that:

           1.  The Conversion/Continuation Date is______________, 19__.

           2. The aggregate amount of the Loans to be [converted] [continued] is $_______________.

           3. The Loans are to be [converted into] [continued as] [Offshore Rate] [Base Rate] Loans.

           4. [If applicable:] The duration of the Interest Period for the Loans included in the [conversion] [continuation] shall be [ month(s)].

                                                  APPLIED POWER INC.



                                                  By:__________________

                                                  Title:_______________


Notification to:

Bank of America National Trust
     and Savings Association
Agency Administrative Services #5596
1850 Gateway Blvd.
Concord, CA 94520
Attn: Elizabeth Chao
Phone: (510)675-8395
Fax: (510)675-8500

                                  EXHIBIT C

                     [FORM OF] OPINION OF COMPANY'S COUNSEL


                        [Letterhead of Quarles & Brady]

                               ___________, 1997



To the Administrative Agent and
 each of the Banks party to the
 Agreement referred to below
c/o Bank of America National Trust
 and Savings Association, as Agent
231 South LaSalle St.
Chicago, IL 60697
Attn: M.H. Claggett

            Re:  Credit Agreement dated as of ___________, 1997
                 (the "Credit Agreement") among Applied Power Inc. (the "Company"), certain financial institutions parties thereto, and Bank of America National Trust and Savings Association, as Agent (the "Agent").

Ladies and Gentlemen:

     We have acted as counsel to the Company in connection with (i) the negotiation, execution and delivery of the Credit Agreement and the other documents to which it is party pursuant to the Credit Agreement (the "Loan Documents") and (ii) the borrowing by the Company of the initial Loans. This opinion is being delivered to you pursuant to Section 4.1(c) of the Credit Agreement. Terms used herein which are defined in the Credit Agreement shall have the respective meanings set forth in the Credit Agreement unless otherwise defined herein.

     In giving the opinions set forth in this letter, we have (i) reviewed each of (a) the Articles of Incorporation and the By-Laws of the Company, (b) the records of the corporate proceedings of the Company, (c) the Credit Agreement and the other Loan Documents and (d) certificates of various state governmental authorities as to the corporate subsistence or good standing of the Company; and (ii) examined such other documents, records and questions of law and made such other investigation and review as we have deemed necessary or appropriate as a basis for the opinions hereinafter expressed. As to questions of fact material to the opinions expressed herein and as to the content and form of by-laws, minutes, and resolutions and other documents or writings, we have relied, to the extent that we have considered reasonably appropriate, upon factual representations of the Company's management.


     With your permission we have assumed without inquiry or other investigation (i) the full capacity, power and authority of each Person (other than the Company) to execute, deliver and perform the Credit Agreement and the other Loan Documents, and each document heretofore executed and delivered or hereafter to be executed and delivered and to do such other acts heretofore done or hereafter to be done by such Person as contemplated by the Credit Agreement and the other Loan Documents; (ii) the legality, validity, binding effect and enforceability as to each Person (other than the Company) of the Credit Agreement and the other Loan Documents, and each document executed and delivered as contemplated by the Credit Agreement and the other Loan Documents;
(iii) the genuineness of each signature on all documents that we have examined;
(iv) the completeness and authenticity of each document submitted to us; and
(v) the conformity to the original of each document submitted to us as a copy.

     Based upon and subject to the foregoing, and subject to the qualifications and exceptions set forth herein, we are of the opinion that:

     1. The Company (i) is a corporation validly existing and in good standing under the laws of the jurisdiction of its incorporation, and (ii) has full corporate power and authority and, to the best of our knowledge without specific investigation, holds all material requisite governmental licenses, permits and other approvals to own and hold under lease its property, to conduct its business substantially as currently conducted by it. The Company has full corporate power and authority to execute, deliver and perform its obligations under the Credit Agreement and to take all other actions incidental to any thereof. Effective January 1, 1991 the concept of "good standing" was deleted from the Wisconsin Business Corporation Law. Accordingly, the opinion as to "good standing" in the first sentence of this paragraph means "active and current with the Wisconsin Secretary of State".

     2. The execution and delivery by the Company of the Credit Agreement and each other Loan Document executed or to be executed by it and the performance by the Company of all its obligations thereunder and all other actions incidental to any thereof (i) have been duly authorized by the Board of Directors of the Company, (ii) do not and will not conflict with, result in any violation of, or constitute any default under, (A) any provision of any document or material Contractual Obligation of which we have knowledge after due inquiry which is binding on the Company, or (B) any applicable Wisconsin or federal law or governmental regulation or, to the best of our knowledge after due inquiry, any applicable decree, order, writ or injunction or any court, arbitrator or governmental authority having jurisdiction over the Company or its property, and (iii) will not result in or require the creation or imposition of any Lien on any of the properties of the Company pursuant to the provisions of any material Contractual Obligation of which we have knowledge after due inquiry.

     3. The Company has duly executed and delivered the Credit Agreement and the Notes to which it is a party on the date hereof. Each of the Credit Agreement and such Notes constitutes the legal, valid and binding obligation of the Company enforceable against the Company in accordance with its respective terms.

     4. To the best of our knowledge after due inquiry, except as disclosed in the Disclosure Schedule, there is no pending or overtly threatened litigation, action or proceeding affecting either the Company or any Subsidiary of the Company, or any of their respective properties, assets or revenues, which would have a Material Adverse Effect.

     5. No authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body or any other Person pursuant to any law or regulation of the United States of America or the States of Wisconsin or Illinois is required to be obtained or made by the Company in connection with the due execution, delivery or performance by the Company of the Credit Agreement or any other Loan Document to which it is or is to be a party, or the borrowing by the Company of Loans on the date hereof, except for authorizations, approvals, actions, notices or filings which have been duly obtained or made and are in full force and effect or where the failure to obtain or make any there would not have a Material Adverse Effect.

     6. Neither the Company nor any Subsidiary of the Company is an "investment company" within the meaning of the Investment Company Act of 1940, as amended, or a "holding company," a "subsidiary company" of a "holding company" or an "affiliate" of a "holding company," within the meaning of and subject to regulation under the Public Utility Holding Company Act or 1935, as amended.

     7. Neither the execution or delivery by the Company of any of the Loan Documents to which it is a party, nor the performance of its respective obligations thereunder, will violate F.R.S. Board Regulation G, T, U or X.


     Our opinions expressed in this letter are subject to: (a) the effect or bankruptcy, insolvency, reorganization, receivership, fraudulent conveyance, moratorium and other similar federal and state laws and judicially developed doctrines relevant to any such laws affecting the rights and remedies of creditors generally; and (b) the effect of general principles of equity, whether applied by a court of law or equity (including, without limitation, principles governing the availability of specific performance, injunctive relief or other equitable remedies or affording equitable defenses against a party seeking enforcement). Without limiting the foregoing, we note that a Wisconsin court might impose obligations of good faith, fair dealing, diligence and reasonableness in connection with any of the Credit Agreement and the Notes.

     The law covered by the opinions expressed herein is limited to the federal laws of the United States of America and the present internal laws of the States of Wisconsin and (as qualified below) Illinois. In rendering the opinions expressed herein with respect to matters of the laws of Illinois, we have assumed, with your permission, that the present internal laws of Illinois are identical to the present internal laws of Wisconsin in all respects material to our opinions. We express no opinion whether that assumption is correct or reasonable under the circumstances.

     This opinion deals only with the specific legal issues that it explicitly addresses and no opinions shall be implied as to matters not so addressed.

     Our opinions herein are subject to the following additional qualifications:

            (a) Except as specifically set forth herein, no opinion is rendered as to title of the Company to any assets, nor as to priority of any mortgage or security interest.

            (b) This opinion is given as of the date hereof, it is intended to apply only to those facts and circumstances which exist as of the date hereof, and we assume no obligation or responsibility to update or supplement this opinion to reflect any facts or circumstances which may hereafter come to our attention, any changes in laws which may hereafter occur, or to inform the addressee of any change in circumstances occurring after the date of this opinion which would alter the opinions rendered herein.

            This opinion letter is intended solely for your benefit and that of the other Banks who may become parties to the Credit Agreement (including assignees and participants of such Banks), and may not be relied upon, referred to or otherwise used by any other Person without our express written consent, except that Mayer, Brown & Platt are authorized to rely on this letter, in connection with their representation of you, as if this letter were addressed to them. Subject to the foregoing, this opinion letter may be relied upon by you only in connection with the transactions contemplated by the Credit Agreement, and may not be used or relied upon by you or any other Person for any other purpose whatsoever without in each instance our prior written consent.

     We note that Anthony W. Asmuth III, a partner of this firm, is also Secretary of the Company and Secretary, Assistant Secretary and/or a Director of certain Subsidiaries of the Company.

                                               Very truly yours,

                                               QUARLES & BRADY

                                   EXHIBIT D

                 [FORM OF] ASSIGNMENT AND ACCEPTANCE AGREEMENT



     This ASSIGNMENT AND ACCEPTANCE AGREEMENT (this "Assignment and Acceptance") dated as of __________, 199__ is made between ______________________________ (the "Assignor") and __________________________
(the "Assignee").


                                    RECITALS

     WHEREAS, the Assignor is party to that certain Credit Agreement dated as of _____________, 1997 (as amended, amended and restated, modified, supplemented or renewed, the "Credit Agreement") among Applied Power Inc., a Wisconsin corporation (the "Company"), the several financial institutions from time to time party thereto (including the Assignor, the "Banks"), and Bank of America National Trust and Savings Association, as agent for the Banks (the "Agent"). Any terms defined in the Credit Agreement and not defined in this Assignment and Acceptance are used herein as defined in the Credit Agreement;

     WHEREAS, as provided under the Credit Agreement, the Assignor has committed to making Loans (the "Loans") to the Company in an aggregate amount not to exceed $__________ (the "Commitment");

     WHEREAS, [the Assignor has made Loans in the aggregate principal amount of $__________ to the Company] [no Loans are outstanding under the Credit Agreement]; and

     WHEREAS, the Assignor wishes to assign to the Assignee [part of the] [all] rights and obligations of the Assignor under the Credit Agreement in respect of its Commitment, [together with a corresponding portion of each of its outstanding Loans,] in an amount equal to $__________ (the "Assigned Amount") on the terms and subject to the conditions set forth herein and the Assignee wishes to accept assignment of such rights and to assume such obligations from the Assignor on such terms and subject to such conditions;

     NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, the parties hereto agree as follows:

     1. Assignment and Acceptance.

        (a) Subject to the terms and conditions of this Assignment and Acceptance, (i) the Assignor hereby sells, transfers and assigns to the Assignee, and (ii) the Assignee hereby purchases, assumes and undertakes from the Assignor, without recourse and without representation or warranty (except as provided in this Assignment and Acceptance) __% (the "Assignee's Percentage Share") of (A) the Commitment [and the Loans] of the Assignor and (B) all related rights, benefits, obligations, liabilities and indemnities of the Assignor under and in connection with the Credit Agreement and the Loan Documents.

        [If appropriate, add paragraph specifying payment to Assignor by Assignee of outstanding principal of, accrued interest on, and fees with respect to, Loans.]

        (b) With effect on and after the Effective Date (as defined in Section 5 hereof), the Assignee shall be a party to the Credit Agreement and succeed to all of the rights and be obligated to perform all of the obligations of a Bank under the Credit Agreement, including the requirements concerning confidentiality and the payment of indemnification, with a Commitment in an amount equal to the Assigned Amount. The Assignee agrees that it will perform in accordance with their terms all of the obligations which by the terms of the Credit Agreement are required to be performed by it as a Bank. It is the intent of the parties hereto that the Commitment of the Assignor shall, as of the Effective Date, be reduced by an amount equal to the Assigned Amount and the Assignor shall relinquish its rights and be released from its obligations under the Credit Agreement to the extent such obligations have been assumed by the Assignee; provided, however, the Assignor shall not relinquish its rights under Sections 9.4 and 9.5 of the Credit Agreement to the extent such rights relate to the time prior to the Effective Date.

        (c) After giving effect to the assignment and assumption set forth herein, on the Effective Date the Assignee's Commitment will be $__________.

        (d) After giving effect to the assignment and assumption set forth herein, on the Effective Date the Assignor's Commitment will be $__________.

     2. Payments.

        (a) As consideration for the sale, assignment and transfer contemplated in Section 1 hereof, the Assignee shall pay to the Assignor on the Effective Date in immediately available funds an amount equal to $__________, representing the Assignee's Pro Rata Share of the principal amount of all Loans.

        (b) The [Assignor] [Assignee] further agrees to pay to the Agent a processing fee in the amount specified in Section 9.8(a) of the Credit Agreement.

     3. Reallocation of Payments.

     Any interest, fees and other payments accrued to the Effective Date with respect to the Commitment shall be for the account of the Assignor. Any interest, fees and other payments accrued on and after the Effective Date with respect to the Assigned Amount shall be for the account of the Assignee. Each of the Assignor and the Assignee agrees that it will hold in trust for the other party any interest, fees and other amounts which it may receive to which the other party is entitled pursuant to the preceding sentence and pay to the other party any such amounts which it may receive promptly upon receipt.

     4. Independent Credit Decision.

     The Assignee (a) acknowledges that it has received a copy of the Credit Agreement and the Schedules and Exhibits thereto, together with copies of the most recent financial statements required to be delivered pursuant to the Credit Agreement, and such other documents and information as it has deemed appropriate to make its own credit and legal analysis and decision to enter into this Assignment and Acceptance; and (b) agrees that it will, independently and without reliance upon the Assignor, the Agent or any other Bank and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit and legal decisions in taking or not taking action under the Credit Agreement.

     5. Effective Date; Notices.

        (a) As between the Assignor and the Assignee, the effective date for this Assignment and Acceptance shall be __________, 199__ (the "Effective Date"); provided that the following conditions precedent have been satisfied on or before the Effective Date:

            (i) this Assignment and Acceptance shall be executed and delivered by the Assignor and the Assignee;

            (ii) the consent of the Company and the Agent required for an effective assignment of the Assigned Amount by the Assignor to the Assignee under Section 9.8(a) of the Credit Agreement shall have been duly obtained and shall be in full force and effect as of the Effective Date;

            (iii) the Assignee shall pay to the Assignor all amounts due to the Assignor under this Assignment and Acceptance;

            (iv)  the processing fee referred to in Section 2(b) hereof and in
Section 9.8(a) of the Credit Agreement shall have been paid to the Agent; and

            (v) the Assignor shall have assigned and the Assignee shall have assumed a percentage equal to the Assignee's Percentage Share of the rights and obligations of the Assignor under the Credit Agreement (if such agreement exists).

        (b) Promptly following the execution of this Assignment and Acceptance, the Assignor shall deliver to the Company and the Agent for acknowledgment by the Agent, a Notice of Assignment in the form attached hereto as Schedule 1.

        [6. Agent.  [INCLUDE ONLY IF ASSIGNOR IS AGENT]

            (a) The Assignee hereby appoints and authorizes the Assignor to take such action as agent on its behalf and to exercise such powers under the Credit Agreement as are delegated to the Agent by the Banks pursuant to the terms of the Credit Agreement.

            (b) The Assignee shall assume no duties or obligations held by the Assignor in its capacity as Agent under the Credit Agreement.]

     7.     Withholding Tax.

     The Assignee (a) represents and warrants to the Bank, the Agent and the Company that under applicable law and treaties no tax will be required to be withheld by the Bank with respect to any payments to be made to the Assignee hereunder, (b) agrees to furnish (if it is organized under the laws of any jurisdiction other than the United States or any State thereof) to the Agent and the Company prior to the time that the Agent or Company is required to make any payment of principal, interest or fees hereunder, duplicate executed originals of either U.S. Internal Revenue Service Form 4224 or U.S. Internal Revenue Service Form 1001 (wherein the Assignee claims entitlement to the benefits of a tax treaty that provides for a complete exemption from U.S. federal income withholding tax on all payments hereunder) and agrees to provide new Forms 4224 or 1001 upon the expiration of any previously delivered form or comparable statements in accordance with applicable U.S. law and regulations and amendments thereto, duly executed and completed by the Assignee, and (c) agrees to comply with all applicable U.S. laws and regulations with regard to such withholding tax exemption.

     8.     Representations and Warranties.

            (a) The Assignor represents and warrants that (i) it is the legal and beneficial owner of the interest being assigned by it hereunder and that such interest is free and clear of any Lien or other adverse claim; (ii) it is duly organized and existing and it has the full power and authority to take, and has taken, all action necessary to execute and deliver this Assignment and Acceptance and any other documents required or permitted to be executed or delivered by it in connection with this Assignment and Acceptance and to fulfill its obligations hereunder; (iii) no notices to, or consents, authorizations or approvals of, any Person are required (other than any already given or obtained) for its due execution, delivery and performance of this Assignment and Acceptance, and apart from any agreements or undertakings or filings required by the Credit Agreement, no further action by, or notice to, or filing with, any Person is required of it for such execution, delivery or performance; and (iv) this Assignment and Acceptance has been duly executed and delivered by it and constitutes the legal, valid and binding obligation of the Assignor, enforceable against the Assignor in accordance with the terms hereof, subject, as to enforcement, to bankruptcy, insolvency, moratorium, reorganization and other laws of general application relating to or affecting creditors' rights and to general equitable principles.

        (b) The Assignor makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with the Credit Agreement or the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Credit Agreement or any other instrument or document furnished pursuant thereto. The Assignor makes no representation or warranty in connection with, and assumes no responsibility with respect to, the solvency, financial condition or statements of the Company, or the performance or observance by the Company, of any of its respective obligations under the Credit Agreement or any other instrument or document furnished in connection therewith.

        (c) The Assignee represents and warrants that (i) it is duly organized and existing and it has full power and authority to take, and has taken, all action necessary to execute and deliver this Assignment and Acceptance and any other documents required or permitted to be executed or delivered by it in connection with this Assignment and Acceptance, and to fulfill its obligations hereunder; (ii) no notices to, or consents, authorizations or approvals of, any Person are required (other than any already given or obtained) for its due execution, delivery and performance of this Assignment and Acceptance; and apart from any agreements or undertakings or filings required by the Credit Agreement, no further action by, or notice to, or filing with, any Person is required of it for such execution, delivery or performance; (iii) this Assignment and Acceptance has been duly executed and delivered by it and constitutes the legal, valid and binding obligation of the Assignee, enforceable against the Assignee in accordance with the terms hereof, subject, as to enforcement, to bankruptcy, insolvency, moratorium, reorganization and other laws of general application relating to or affecting creditors' rights and to general equitable principles; and (iv) it is an Eligible Assignee.

     9. Further Assurances.

     The Assignor and the Assignee each hereby agree to execute and deliver such other instruments, and take such other action, as either party may reasonably request in connection with the transactions contemplated by this Assignment and Acceptance, including the delivery of any notices or other documents or instruments to the Company or the Agent, which may be required in connection with the assignment and assumption contemplated hereby.

     10. Miscellaneous.

         (a) Any amendment or waiver of any provision of this Assignment and Acceptance shall be in writing and signed by the parties hereto. No failure or delay by either party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof and any waiver of any breach of the provisions of this Assignment and Acceptance shall be without prejudice to any rights with respect to any other or further breach thereof.

         (b) All payments made hereunder shall be made without any set-off or counterclaim.

         (c) The Assignor and the Assignee shall each pay its own costs and expenses incurred in connection with the negotiation, preparation, execution and performance of this

Assignment and Acceptance.

        (d) This Assignment and Acceptance may be executed in any number of counterparts and all of such counterparts taken together shall be deemed to constitute one and the same instrument.

        (e) THIS ASSIGNMENT AND ACCEPTANCE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAW OF THE STATE OF ILLINOIS. The Assignor and the
Assignee each irrevocably submits to the non-exclusive jurisdiction of any State or Federal court sitting in Illinois over any suit, action or proceeding arising out of or relating to this Assignment and Acceptance and irrevocably agrees that all claims in respect of such action or proceeding may be heard and determined in such Illinois State or Federal court. Each party to this Assignment and Acceptance hereby irrevocably waives, to the fullest extent it may effectively do so, the defense of an inconvenient forum to the maintenance of such action or proceeding.

        (f) THE ASSIGNOR AND THE ASSIGNEE EACH HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHTS THEY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH THIS ASSIGNMENT AND ACCEPTANCE, THE CREDIT AGREEMENT, ANY RELATED DOCUMENTS AND AGREEMENTS OR ANY COURSE OF CONDUCT, COURSE OF DEALING, OR STATEMENTS (WHETHER ORAL OR WRITTEN).

        [Other provisions to be added as may be negotiated between the Assignor and the Assignee, provided that such provisions are not inconsistent with the Credit Agreement.]

     IN WITNESS WHEREOF, the Assignor and the Assignee have caused this Assignment and Acceptance to be executed and delivered by their duly authorized officers as of the date first above written.

                                                      [ASSIGNOR]


                                              By:

                                              Title:

                                              Address:

                                                      [ASSIGNEE]


                                              By:

                                              Title:

                                              Address:

                                 SCHEDULE 1

                      NOTICE OF ASSIGNMENT AND ACCEPTANCE


                                                           _______________, 19__



Bank of America National Trust
  and Savings Association, as Agent and
  as Issuing Bank
231 South LaSalle Street
Chicago, IL 60697

Applied Power Inc.
13000 West Silver Spring Drive
Butler, WI 53007

Ladies and Gentlemen:

     We refer to the Credit Agreement dated as of _________, 1997 (as amended, amended and restated, modified, supplemented or renewed from time to time the "Credit Agreement") among Applied Power Inc. (the "Company"), the Banks referred to therein and Bank of America National Trust and Savings Association as agent for the Banks (the "Agent"). Terms defined in the Credit Agreement are used herein as therein defined.

     1. We hereby give you notice of, and request your consent to, the assignment by __________________ (the "Assignor") to _______________ (the
"Assignee") of _____% of the right, title and interest of the Assignor in and to the Credit Agreement (including, without limitation, the right, title and interest of the Assignor in and to the Commitments of the Assignor all outstanding Loans made by the Assignor) pursuant to the Assignment and Acceptance Agreement attached hereto (the "Assignment and Acceptance"). Before giving effect to such assignment the Assignor's Commitment is $ ___________ and the aggregate amount of its outstanding Loans is $_____________.

     2. The Assignee agrees that, upon receiving the consent of the Agent and, if applicable, the Company to such assignment, the Assignee will be bound by the terms of the Credit Agreement as fully and to the same extent as if the Assignee were the Bank originally holding such interest in the Credit Agreement.





3.   The following administrative details apply to the Assignee:

     (A) Notice Address:

         Assignee name: __________________________
         Address:  _______________________________
                   _______________________________
                   _______________________________
         Attention:  _____________________________
         Telephone:  (___) _______________________
         Telecopier:  (___) ______________________
         Telex (Answerback):  ____________________

     (B) Payment Instructions:


         Account No.:  ___________________________
              At:      ___________________________
                       ___________________________
                       ___________________________
         Reference:    ___________________________
         Attention:    ___________________________


4. You are entitled to rely upon the representations, warranties and covenants of each of the Assignor and Assignee contained in the Assignment and Acceptance.

     IN WITNESS WHEREOF, the Assignor and the Assignee have caused this Notice of Assignment and Acceptance to be executed by their respective duly authorized officials, officers or agents as of the date first above mentioned.


                                  Very truly yours,

                                  [NAME OF ASSIGNOR]

                                             By:

                                             Title:_____________________


                                             [NAME OF ASSIGNEE]


                                             By:

                                             Title:_____________________



ACKNOWLEDGED AND ASSIGNMENT
CONSENTED TO:


APPLIED POWER INC.


By:

Title:  __________________________



BANK OF AMERICA NATIONAL TRUST AND
     SAVINGS ASSOCIATION, as Agent


By: __________________________

Its: _________________________

                                                            EXHIBIT (b)(3)

[BANKAMERICA LETTERHEAD]



September 24, 1997
                                                            CONFIDENTIAL

Applied Power Inc.
13000 West Silver Spring Drive
Butler, Wisconsin 53007-1093

Ladies and Gentlemen:

Bank of America National Trust and Savings Association ("Bank of America") is pleased to advise you that it is willing, subject to the terms and conditions contained in this letter and in the attached Summary of Terms and Conditions (the "Term Sheet"), to commit $65 million towards a $350 million Senior Multi-Currency Revolving Credit Facility (the "Facility") for Applied Power
Inc. (the "Company"). Upon your acceptance of this commitment, BancAmerica Securities, Inc. ("BASI") will endeavor as arranger (the "Arranger"), on a best efforts basis, to assemble a syndicate of lenders (together with Bank of America, the "Lenders") to commit to a portion of the Facility. Bank of America will serve as agent (the "Agent") for the Facility.

BASI is a wholly-owned, direct subsidiary of BankAmerica Corporation, the parent company of Bank of America, and is a registered broker-dealer. Please refer to the attached "Disclosure Statement" for important additional information on this relationship.

The fees payable to the Arranger and the Agent in connection with the Facility are set forth in a separate letter of even date herewith (the "Fee Letter").

It is agreed that Bank of America will act as the sole and exclusive Agent for the Facility, and that BASI will act as the sole and exclusive Arranger for the Facility. You agree that no other agents, co-agents or arrangers will be appointed, no other titles will be awarded and no compensation (other than that expressly contemplated by the Fees Letter) will be paid in connection with the Facility unless you and we shall so agree.

You hereby authorize BASI to commence syndication efforts immediately and agree actively to assist BASI in achieving a syndication that is satisfactory to BASI, Bank of America and the Company. To assist BASI in its syndication efforts, (i) you agree to promptly prepare and provide to BASI and Bank of America all information which we may reasonably request, including all financial information and projections, (ii) you understand that in arranging and syndicating the Facility we may use and rely upon the information and projections without independent verification thereof, (iii) you agree to use commercially reasonable efforts to ensure that the syndications efforts benefit materially from your existing lending relationships, (iv) you agree, if deemed necessary by BASI, to host with BASI one or more meetings with

Applied Power Inc.
September 24, 1997
Page 2

prospective Lenders and you agree to make senior management available for these meetings, and (v) you agree to assist in the preparation of a Confidential Information Memorandum and other marketing materials to be used in connection with the syndication. BASI as Arranger, will manage all aspects of the syndication and reserves the right in consultation with the Company to allocate the commitments from the Lenders.

In addition to the conditions to funding or closing set forth in the Term
Sheet, Bank of America's commitment to provide financing hereunder is subject to, among other conditions, (i) the negotiation and execution of a definitive credit agreement and other related documentation satisfactory to the Lenders,
(ii) there being no material adverse change in the reasonable opinion of BASI, Bank of America in the financial condition, business, operations, properties or prospects of the Company or the Company and its consolidated subsidiaries, and Versa Technologies, Inc. and its subsidiaries from the date of the audited financial statements most recently provided prior to the date hereof, (iii) the non-occurrence of any material adverse change in loan syndication or capital market conditions after the date of this letter, generally, which in the reasonable opinion of BASI, would affect our syndication efforts in respect of any portion of the Facility, and (iv) until the earlier of November 28, 1997 or notification by BASI of the completion of the syndication of the Facility, there be no competing offering, placement, or arrangement of any debt securities or bank financing by or on behalf of the Company, other than the contemplated $140 million 364-day senior revolving credit facility described in the August 29, 1997 commitment letter executed by BASI, Bank of America, PNC Bank, National Association, and the Company, a possible amendment or replacement of the Company's asset securitization agreement, as well as certain financing in connection with the Company's Irish subsidiaries.

Whether or not the transactions contemplated hereby are consummated, the Company hereby agrees to indemnify and hold harmless each of Bank of America and BASI, and their respective directors, officers, employees and affiliates (each, an "indemnified person") from and against any and all losses, claims, damages, liabilities (or actions or other proceedings commenced or threatened in respect thereof) and expenses that arise out of, result from or in any way relate to this commitment letter, or the providing or syndication of the Facility, and to reimburse each indemnified person, upon its demand, for any reasonable legal or other expenses (including the allocated cost of in-house counsel) incurred in connection with investigating, defending or participating in any such loss, claim, damage, liability or action or other proceeding (whether or not such indemnified person is a party to any action or proceeding out of which any such expenses arise), other than any of the foregoing claimed by any indemnified person to the extent incurred by reason of the gross negligence or willful misconduct of such person. Neither Bank of America nor BASI, nor any of their affiliates, shall be responsible or liable to the Company or other person for any consequential damages which may be alleged. The obligations contained in this paragraph will survive the closing of the Facility.

Applied Power Inc.
September 24, 1997
Page 3

In addition, the Company hereby agrees to reimburse Bank of America and BASI from time to time upon demand for their reasonable out-of-pocket costs and expenses (including the allocated cost of in-house counsel) incurred by Bank of America or BASI in connection with the negotiation and preparation of documents for the Facility, regardless of whether the credit agreement is executed or the Facility closes. The obligations contained in this paragraph shall remain in effect until the closing of the Facility, and thereafter, these obligations will be superseded by the expense reimbursement obligations contained in the definitive documentation.

The terms contained in this letter and the Term Sheet are confidential and, except for disclosure to your or our board of directors, officers and employees, to professional advisors retained by you or us in connection with this transaction, or as may be required by law, may not be disclosed in whole or in part to any other person or entity without our prior written consent (in the case of disclosure by you) or your prior written consent (in the case of disclosure by us). We hereby consent to your disclosure of a copy of the Term Sheet and this letter (but not the Fee Letter), to Versa Technologies, Inc. and their professional advisors, provided that the copy of the Term Sheet is redacted to omit information relating to pricing, fees and expenses and that no such disclosure may be made prior to your acceptance of this letter and the Fee Letter and payment of the arrangement fees. No such consent shall create any third-party beneficiary as to our commitment.

No modification or waiver of any of the terms and conditions contained in this letter or the Term Sheet will be valid and binding unless agreed to in writing by all of the undersigned.

Upon your delivery to us of a signed copy of this letter and the Fee Letter, this letter agreement and the Fee Letter shall become binding agreements under Illinois law as of the date so accepted. Bank of America's commitment hereunder shall remain in effect until 5:00 p.m. Chicago time, on September 24, 1997 when, if not so accepted, Bank of America's commitment hereunder will terminate. This commitment will expire on November 28, 1997 if the Facility has not closed on or before that date.

Applied Power Inc.
September 24, 1997
Page 4

We are pleased to have the opportunity to work with you on this important financing.

Very truly yours,

BANK OF AMERICA NATIONAL TRUST
AND SAVINGS CORPORATION



By:    /s/  M.H. Claggett
    ---------------------------

Title: Vice President
       ------------------------


BANCAMERICA SECURITIES, INC.



By:    /s/  Thomas M. Brown
    ---------------------------

Title: Vice President
       ------------------------


ACCEPTED AND AGREED TO:

this 24  day of   Sept., 1997


APPLIED POWER INC,


By:    /s/  D.R. Dorszynski
    ---------------------------

Title: Vice President
       ------------------------

Confidential                                                  Applied Power Inc.
--------------------------------------------------------------------------------


                        SUMMARY OF TERMS AND CONDITIONS

                               APPLIED POWER INC.
          $350,000,000 SENIOR MULTI-CURRENCY REVOLVING CREDIT FACILITY
                               SEPTEMBER 24, 1997

Borrower:               Applied Power Inc. ("Applied Power" or "Company")

Co-Borrower:            Applied Power Europe S.A. (up to a $80,000,000 sub-limit)

Guarantors:             Versa Technologies, Inc. ("Versa/Tek"). In addition, advances to Applied Power Europe S.A. will also be unconditionally
                        guaranteed by Applied Power Inc.

Arranger:               BancAmerica Securities, Inc.(1) (in such capacity, the "Arranger").

Agent:                  Bank of America National Trust and Savings Association ("Bank
                        of America" or "BofA").

Facility Description
and Amount:             A $350 million revolving multi-currency credit facility
                        (the "Revolver") with a maturity of 5 years from execution of definitive loan documentation ("Closing") with a $80 million sublimit available to Applied
                        Power Europe S.A.

Lenders:                Bank of America and a syndicate of lenders acceptable to the Arranger and the Company (the "Lenders").

Purpose:                To finance the tender offer and second step cash merger for the acquisition of all the outstanding stock of Versa/Tek to refinance existing indebtedness, and to provide for working capital, capital expenditures and other general corporate purposes.

Revolver Commitment
Reductions:             To the extent that Funded Debt (defined as all obligations for borrowed money and all capital lease obligations and excluding any debt associated with the sale of the Company's accounts receivable) to
                        EBITDA is less than 2.0% at the end of year three or year four, aggregate commitments under the Revolver shall reduce by $50 million at the end of year three and $50 million at the end of year four.

----------------------------

(1) BancAmerica Securities, Inc. is a wholly-owned, non-bank subsidiary of BankAmerica Corporation, the parent company of Bank of America National Trust and Savings Association. BancAmerica Securities, Inc. is a broker-dealer registered with the Securities and Exchange Commission, and is a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation.
-------------------------------------------------------------------------------
                                     Page 1                September 24, 1997
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
Confidential                                                  Applied Power Inc.
--------------------------------------------------------------------------------


Borrowing Options:      Eurocurrency Loans and Alternate Reference Rate Loans.
                        In addition, a Competitive Bid Loan option will continue to be available for U.S. Dollar borrowings (together referred to as "Loans").

Available Currency:     U.S. Dollars, Guilders, Sterling, Deutche Marks, Yen,
                        French Francs, Italian Lira, Swiss Francs, Irish Punt and any other currency requested by either Borrower and acceptable to the Agent and all Lenders which meets the following criteria: (i) freely available in the international bank market, (ii) freely transferable and freely convertible into U.S. Dollars and (iii) readily utilized for the settlement of private international debt transactions.

Interest Periods:       Committed Borrowings:
                        Eurocurrency Loans - 1, 2, 3 months or if available for the requested Available Currency by all Lenders, 6 months.

                        Uncommitted Borrowings:
                        Bid Loans - 7 to 183 days
                        Bid Loans will mature at the end of their respective Interest Periods.

Interest Payments:      Accrued interest on each Alternate Reference Rate Loan
                        shall be payable on the last day of each quarter.

                        Accrued interest on each Committed Eurocurrency Loan and uncommitted Bid Loan shall be payable at maturity or quarterly, if earlier.

Interest Rates:         Loans will bear interest as shown in the attached
                        pricing grid.

                            Alternate Reference Rate is defined as the higher of
                            (i) the rate of interest publicly announced from time to time by the Agent as its Reference Rate, and
                            (ii) 0.5% per annum above the Federal Funds Rate in effect on such date. Any change in the Reference Rate shall take effect at the opening of business on the date specified in the public announcement of such change, or on a daily basis in the case of (ii) above. Interest is to accrue based on a 360-day year and actual days elapsed and is to be paid in arrears.

                            Eurocurrency Rate is defined as the rate per annum which deposits in the relevant currency in immediately available funds are offered to the Funding Office of the Administrative Agent two business days prior to the beginning of such Interest Period by major banks in the major interbank eurocurrency market as at

--------------------------------------------------------------------------------
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
Confidential                                                  Applied Power Inc.
--------------------------------------------------------------------------------




                            or about 10:00 a.m. Chicago time, for delivery on the first day on such Interest Period, for the number of days comprised therein. Interest is to accrue based on a 360-day year and actual days elapsed and is to be paid in arrears.

Bid Borrowing Options:  Consistent with the Company's existing revolving credit agreement, the Bid Option will be provided on an uncommitted basis for U.S. Dollar advances only, through a competitive auction mechanism. Borrower may, from time to time, request the Agent to solicit competitive bids from the Lenders through an auction for short-term loans (a "Bid Auction") priced at an absolute interest rate upon one business days' prior notice ("Bid Loans").

                        Bid Loans may be requested for periods of 7 days to 183 days. Pricing on Bid Loans is not reserve-adjusted. Bid Loans may not be prepaid.

                        Requests for Bid Loans shall be for minimum principal amounts of $5,000,000 and in multiples of $1,000,000 in excess thereof.

                        Interest on Bid Loans is payable at the maturity of each Bid Loan, or quarterly if earlier.

Non-Use Fee:            A per annum fee, as determined by the attached pricing
                        grid, on the average daily amount of the unused commitment calculated on a 360 day basis, payable on the last day of each fiscal quarter in arrears.

Drawdowns:              Minimum amounts of $5,000,000 with additional
                        increments of $1,000,000 (or 1,000,000 units as applicable). Drawdowns are at the Borrower's option with (i) same day notice (by 10:30 a.m. Chicago time) for Alternate Reference Rate Loans, (ii) three business days advance notice (by 10:30 a.m. Chicago time) for Eurocurrency U.S. Dollar Loans, and (iii) four business days advance notice (by 10:30 a.m.
                        Chicago time) for Eurocurrency Loans for currencies other than U.S. dollars.

Voluntary
Prepayments:            Alternate Reference Rate Loans may be prepaid at any
                        time with same day notice (by 10:30 a.m. Chicago time). Eurocurrency Loans may be prepaid at any time with at least three business days advance notice (by
                        10:30 a.m. Chicago time), subject to compensating the Lenders for any funding losses and related expenses.
                        Each partial prepayment of Loans shall be in an aggregate principal dollar amount of at least
                        $5,000,000 and an integral multiple of $1,000,000 or the equivalent in Available Currency. Bid Loans may not be prepaid.

--------------------------------------------------------------------------------
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
Confidential                                                  Applied Power Inc.
--------------------------------------------------------------------------------

Mandatory Prepayments:          If the dollar amount of the aggregate outstanding principal amount of all Loans exceeds (as a result of fluctuations in applicable foreign exchange rates or otherwise) the aggregate Commitment, the Borrower shall make a mandatory prepayment of the Loans in an amount equal to such excess. Such prepayment shall be applied (and, to the extent necessary, made in the applicable Available Currencies) to repay first,
                                Alternative Reference Rate Loans, and second, committed
                                Eurocurrency Loans.

Mandatory Reduction in
Facility Commitment:            If Funded Debt/EBITDA is greater than 2.0% as measured by the last compliance certificate, 100% of the net proceeds from the issuance of debt will be required to reduce the facility commitment. This provision will not apply if Funded Debt/EBITDA is less than 2.0%

Termination or
Reduction of the Revolver:      The Company may irrevocably reduce the Revolver in amounts of at least $5,000,000 or a higher integral multiple of $1,000,000 at any time on five business days' notice, subject to compensating the Lenders for any funding losses and related expenses.

Representations
and Warranties:                 Consistent with the Company's existing revolving credit agreement, including but not limited to:

                                                * Corporate existence.
                                                * Corporate and governmental authorization; no contravention, binding effect.
                                                * Compliance with laws, including ERISA and environmental
                                                  regulations.
                                                * Payment of taxes.
                                                * No Material Adverse Change; solvency.
                                                * No material litigation.
                                                * Books, insurance and liens.
                                                * Financial condition as to the Company and its subsidiaries and as to Versa/Tek.
                                                * Patents/Trademarks.
                                                * Ownership of shares.
                                                * Disclosure of Subsidiaries.
                                                * Representations and warranties in the merger agreement are true and correct.

Conditions
Precedent:                      Usual and customary for a credit agreement of this type, including but not limited to:


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
CONFIDENTIAL                                                  ALLIED POWER INC.
--------------------------------------------------------------------------------

                                                                *  The successful acquisition of Versa/Tek on terms as outlined in the merger agreement dated September 2, 1997.
                                                                *  No Material Adverse Change or Effect.  No material adverse change in the condition (financial or otherwise), business, assets, liabilities, properties, results of operations or pros-
                                                                   pects of the Company and its subsidiaries shall have occurred since  May 31, 1997 or shall have occurrred since June 30, 1997 for Versa/Tek.
                                                                *  Proforma balance sheet and compliance certificate (for initial pricing purposes and proforma covenant compliance purposes).
                                                                *  Corporate authorizations.
                                                                *  Receipt of satisfactory closing documentation, including opinions of counsel.
                                                                *  Extinguishment of the existing $170 million revolving credit agreement.
                                                                *  Cancellation of the $140 million 364-day credit agreement or commitment thereto, if execution of final documentation has yet to occur.
                                                                *  All representations and warranties are true and complete.
CONDITIONS OF
EACH BORROWING:                                         Consistent with the Company's existing revolving credit agreement, including but not limited to:

                                                                *  Absence of default or event of default.
                                                                *  Accuracy of representations and warranties (excluding
                                                                   disclosure of subsidiaries).

COVENANTS:                                              Consistent with the Company's existing revolving credit agreement, including but not limited to:

                                                                *  Information.
                                                                *  Maintenance of books and records.
                                                                *  Maintenance of property, insurance.
                                                                *  Conduct of business; maintenance of existence.
                                                                *  Compliance with laws, including ERISA and environmental regulations.
                                                                *  Payment of taxes and obligations.
                                                                *  Liens.
                                                                *  Additional indebtedness.
                                                                *  Use of proceeds.
                                                                *  Business activities.
                                                                *  Permit inspection.

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                                        Page 5                September 24, 1997

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
Confidential                                                  Applied Power Inc.
--------------------------------------------------------------------------------

                                                                *  Mergers and Acquisitions
                                                                *  Dividends and other restricted payments.
                                                                *  Asset Sales to include language to allow (1) the sale of accounts receivable of up to $80 million, and also (2) the sale of up to 15% of tangible assets per fiscal year.

FINANCIAL COVENANTS:                                    Consistent with the Company's existing revolving credit agreement, including but not limited to:

                                                                (i)     Minimum Consolidated Shareholders' Equity,  (a) Not
                                                                        permit Shareholders' Equity at any time to be less than
                                                                        $170 million plus 50% of the net proceeds of any stock
                                                                        offering and (b) not permit Applied Power Europe S.A.'s
                                                                        Shareholders' Equity to be less than $1. Shareholders'
                                                                        Equity means, at any date of determination, all amounts
                                                                        which would be included under shareholders' equity on a
                                                                        consolidated balance sheet of the Company or Applied
                                                                        Power Europe S.A.

                                                                (ii)    Minimum Fixed Charge Coverage Ratio.  Maintain a
                                                                        minimum Fixed Charge Coverage Ratio (defined as
                                                                        Consolidated Net Income plus Interest Expense plus
                                                                        Income Tax Expense plus Lease Expense in operating
                                                                        leases to Interest Expense plus Lease Expense on
                                                                        operating leases) on a rolling four quarter basis of 1.75%.

                                                                (iii)   Maximum Total Funded Indebtedness/Capitalization.  Not
                                                                        permit the ratio of Funded Debt (defined as all obligations for borrowed money and all capital lease obligations and
                                                                        excludes any debt associated with the sale of the
                                                                        Company's accounts receivable) to Total Capitalization
                                                                        (defined as Total Funded Debt plus Deferred Taxes plus
                                                                        Shareholders' Equity) to exceed 58%, until the third
                                                                        anniversary of Closing, at which time the maximum permitted ratio will be reduced to 56%.

EVENTS OF DEFAULT:                                      Consistent with the Company's existing revolving credit agreement, including but not limited to:

                                                                -  Non-payment of interest, principal or fees payable under the
                                                                   Credit Agreement.
                                                                -  Non-performance of covenants.
                                                                -  Cross default to other material debt of the Company and its subsidiaries.
                                                                -  Bankruptcy, insolvency.

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

Confidential                                                Applied Power Inc.
--------------------------------------------------------------------------------


                                        - Materially inaccurate or false
                                          representations or warranties.
                                        - ERISA.
                                        - Change in control or ownership.

Increased Costs/
Change of Circumstances:        The Credit Agreement will contain customary
                                provisions protecting the  Lenders in
                                the event of unavailability of funding,
                                increased costs, increased capital adequacy requirements, tax gross up and funding losses.
                                The Credit Agreement will also provide for the general indemnification by the Company of the Agent, Arranger and their affiliates as well as the Lenders.

Transfers and
Participations:                 Each Lender will have the right to
                                sell participations in its Loans and
                                commitments with the transferability of voting rights limited to reductions in principal amount, interest rate or fees and increases in term. Assignments to financial institutions meeting the criteria of an "Eligible
                                Assignee", in minimum amounts of $5,000,000, will be permitted with the consent of the Company (which shall not be unreasonably withheld) and the Agent.

Expenses:                       Reasonable costs and expenses, including
                                attorney's fees (including costs and
                                expenses of outside counsel and allocated cost of in-house legal services), incurred at any time by the Agent and the Arranger in the negotiation, syndication, documentation and the closing of the Revolver, as well as the ongoing administration of the Revolver, shall be paid by the Company regardless of whether the Revolver closes. The Company shall pay all reasonable costs and expenses, including legal costs, incurred by the Agent and any Lender in enforcing any loan document.

Required Banks:                 Lenders having at least 55% of the commitments.

Documentation:                  The Revolver will be subject to a credit
                                agreement (the "Credit Agreement") and
                                other documentation, which shall contain suitable conditions and covenants mutually acceptable to the Company, the Agent and the Lenders, but not limited to those described above.

Governing Law:                  State of Illinois.

Miscellaneous:                  Waiver of jury trial; consent to jurisdiction
                                in Illinois.


This Indicative Summary of Terms And Conditions (the "Term Sheet") indicates our desire to enter into or continue discussions with you toward the possible end of providing the credit facilities as described more fully above. The Term Sheet is not meant to be, nor shall it be construed as, a commitment by Bank of America (as defined above) or any of its affiliates to extend credit, or by BancAmerica Securities, Inc. (as defined above) to enter into syndication efforts in order to extend credit. Moreover, it does not attempt to describe all other terms and conditions that would pertain to these

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




Confidential                                            Applied Power Inc.
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Facilities (as defined above), nor do its terms suggest the specific phrasing of documentation clauses. Instead, it is intended to outline certain basic points of business understanding around which the Facilities could be structured. This Term Sheet may, if so decided by Bank of America or BancAmerica Securities, Inc. in their discretion, be superseded by a written commitment to extend credit by Bank of America, or to enter into syndication efforts by BancAmerica Securities, Inc. The closing of any financial transaction relating to the Facilities would be subject to various conditions precedent, including without limitation, the conditions set forth above.

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
CONFIDENTIAL                                                APPLIED POWER INC.

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PRICING GRID
================================================================================





                              APPLIED POWER INC.
                                 $350,000,000
               SENIOR MULTI-CURRENCY REVOLVING CREDIT FACILITY
                              (IN BASIS POINTS)




RATIO OF TOTAL TENDERED       LEVEL I           LEVEL II          LEVEL III         LEVEL IV         LEVEL V          LEVEL VI
DEBT TO CAPITALIZATION*        <30%            >30% and <40%     >40% and <45%    >45% and <50%      >50% and <55%       >55%
                                               -                 -                -                  -                   -
------------------------------------------------------------------------------------------------------------------------------
EUROCURRENCY MARGIN            27.50             35.00              42.50            47.50            51.50            67.50
REFERENCE RATE                   0                 0                  0                0                0                0
NON-USE FEE                    10.00             12.50              15.00            17.50            17.50            22.50
------------------------------------------------------------------------------------------------------------------------------

*   To be calculated quarterly, based on the covenant definition.





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